SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Telesystem International Wireless Inc.
(Translation of registrant's name into English)

1000 de La Gauchetiere Street West, 16th floor,
Montreal, Quebec H3B 4W5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW TO TRADE ON NASDAQ SMALLCAP MARKET

Montreal, Canada, May 3, 2002 - Telesystem International Wireless Inc. (TIW) announces that the Nasdaq Stock Market Inc. has approved its application to transfer the listing of its shares from the Nasdaq National Market to the Nasdaq SmallCap Market.

TIW's subordinate voting shares will commence trading on the Nasdaq SmallCap market effective May 7, 2002. The Company's trading symbol will continue to be "TIWI".

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with over 3 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Český Mobil a.s. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI") and its Units are listed on the Toronto Stock Exchange ("TIW.UN").

- 30 -

FOR INFORMATION:

MEDIA:
MARK BOUTET
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

INVESTORS:
SERGE DUPUIS
Telesystem International Wireless Inc.
☎ (514) 673-8443
sdupuis@tiw.ca

Our web site address is: www.tiw.ca

TIW

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW TOPS ONE MILLION SUBSCRIBERS IN CZECH REPUBLIC

Montreal, Canada and Prague, Czech Republic, April 17, 2002 - Telesystem International Wireless Inc. (TIW) is pleased to announce that Český Mobil a.s., an indirect subsidiary held through ClearWave N.V., has exceeded the one million subscriber mark after just two years of full commercial operation in the Czech Republic.

"This is an impressive achievement given the fact that Český Mobil is the third entrant in the country's cellular market. By reaching the one million subscriber milestone so quickly, Český Mobil is exceeding both our customer growth and financial performance targets," said Bruno Ducharme, President and Chief Executive of TIW.

Český Mobil added over 140,000 net subscribers since January 1, 2002. In 2001, it accounted for 21% of net cellular additions in the Czech Republic to end the year at 858,400 subscribers, representing an estimated 12% national market share, a significant increase compared to its 7% market share at the end of 2000. Surveys indicate that its Oskar brand is already well-established across the country, demonstrating the effectiveness of the company's innovative advertising and promotional strategies.

"We are rapidly attaining critical mass which, combined with our low cost distribution model and high uptake of value added services such as SMS, is driving rapid improvement in our financial performance. We are on track to meet our objective of achieving positive EBITDA (operating income before depreciation and amortization) for 2002," stated Al Tolstoy, Chief Executive Officer of Český Mobil.

Český Mobil was awarded the third GSM license in the Czech Republic in October 1999 and launch commercial operation under the brand name Oskar on March 1, 2000. In addition to providing value added voice services, Oskar is considered to offer the most comprehensive WAP services in the country.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with over 3 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Český Mobil a.s. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI") and its Units are listed on the Toronto Stock Exchange ("TIW.UN").

FOR INFORMATION:

IN NORTH AMERICA:

MEDIA:
MARK BOUTET
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

INVESTORS:
SERGE DUPUIS
Telesystem International Wireless Inc.
☎ (514) 673-8443
sdupuis@tiw.ca

IN CENTRAL/EASTERN EUROPE:

IGOR PREROVSKY
Český Mobil a.s.
☎ + 4202.7117.1551
igor.prerovsky@oskarmobil.cz

Our web site addresses are:
www.tiw.ca
www.oskarmobil.cz

TIW

Press Release
For Immediate Publication

TIW's Subsidiary in Romania Pays its First Dividend

Montreal, Canada, April 9, 2002 - Telesystem International Wireless Inc. ("TIW") is pleased to announce that MobiFon S.A, its indirect subsidiary in Romania held through ClearWave N.V, has paid a first US$ 11.4 million installment on a Lei 900 billion (approximately US$ 26.6 million) dividend declared on March 27, 2002. ClearWave's portion of the first installment is approximately US$ 7.3 million. The balance of the dividend is expected to be paid by MobiFon in July and October of this year, subject to MobiFon meeting certain financial tests at the June and September quarter ends.

ClearWave will use the proceeds to fulfill its funding commitments in Český Mobil a.s. and for general corporate purposes.

MobiFon leads the mobile communications market in Romania with 2,003,600 GSM customers at the end of 2001 and continues to be the largest Internet provider in the Romanian market with over 150,000 XNET users. MobiFon launched the first GSM network in Romania, on April 15, 1997 under the brand name Connex. The Connex network covers 95 percent of the Romanian population and offers roaming services in 90 countries/areas, through 203 operators.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with over 2.9 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Český Mobil a.s. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI") and its Units are listed on the Toronto Stock Exchange ("TIW.UN").

TIW

FOR INFORMATION:

IN NORTH AMERICA:

MEDIA:
MARK BOUTET
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8475
jlacroix@tiw.ca

IN CENTRAL/EASTERN EUROPE:

IGOR PREROVSKY
ClearWave N.V.
☎ + 4202.7117.1551
igor.prerovsky@oskarmobil.cz

Our web site addresses are:
www.tiw.ca
www.oskarmobil.cz
www.connex.ro



TELESYSTEM INTERNATIONAL WIRELESS INC. ANNUAL REPORT 2001

TIW [illegible] IN CENTRAL AND [illegible]
EUROPE WITH [illegible] SUBSCRIBERS. TIW IS [illegible]
MAY BE [illegible] THROUGH MOBIFON S.A. AND [illegible]
IN [illegible] MOBIL[illegible]


Growth in Revenues (1)
(millions $ - years ended Dec. 31)
Proportionate
Consolidated
500
400
300
200
100
0
1997
1998
1999
2000
2001 (4)


Growth in EBITDA (1)(2)
(millions $ - years ended Dec. 31)
Proportionate
Consolidated
150
100
50
0
-50
-100
1997
1998
1999
2000 (3)
2001 (4)


Subscriber Growth
(thousands - as of Dec. 31)
Proportionate
Total Subscribers
3000
2400
1800
1200
600
0
1997
1998
1999
2000
2001 (4)

MESSAGE TO SHAREHOLDERS

During the past year, we achieved strong results in our core cellular operations, both in terms of subscriber growth and financial performance. At a time when access to both the equity and debt markets was limited even to the largest global telecom operators, we also took the necessary steps to ensure the future prospects of our company and protect its most valuable assets.

For operators of TIW's size and resources, the difficulty in accessing additional capital made 2001 a challenging year. Many companies in our industry had no option other than to seek the shelter of bankruptcy protection in order to restructure debt.

Against this background, we undertook a comprehensive restructuring and recapitalization intended to significantly reduce our debt at the corporate level, protect our most valuable assets and attract new equity into the company. By taking action at the appropriate time, we were able to follow a consensual route to achieve our objectives. By the end of the process, we had achieved one of the largest out of court de-leveraging exercises in the global telecom sector, while allowing our subsidiaries to sustain their exceptional growth momentum.

At the end of 2001, TIW's continuing cellular operations reached almost 3 million customers, nearly double the 1.5 million subscribers at the end of 2000. Proportionate subscribers also nearly doubled during the year to 673,200 from 347,000 on a comparable basis.

EXECUTING OUR PLAN

The pivotal early step in our restructuring was the decision to discontinue the operations of Dolphin Telecom plc, our 81.5%-owned subsidiary deploying ESMR services in Western Europe. We realized by mid 2001 that it would be impossible to attract the additional financing required for the execution of Dolphin's business plan. This subsidiary had long-term debt of $750 million as of June 30, 2001 and had incurred operating losses before depreciation and amortization of $207 million for the previous twelve months. We managed to discontinue these operations without any repercussions on TIW's financing arrangements or its continuing operations.

Subsequently, we implemented a comprehensive recapitalization plan consisting of multiple interdependent steps and successfully completed each of them.

Among the major benefits was a total corporate debt reduction of nearly $700 million. Of this decrease, approximately $300 million reflects the restructuring of our senior discount notes. Approximately $400 million relates to convertible debentures and equity subordinated debentures.

(1) All references to "dollars" and "$" are to U.S. dollars, unless otherwise expressly stated.
(2) EBITDA refers to operating income (loss) before depreciation and amortization.
(3) In 2000, TIW recorded proportionate EBITDA of $9.0 million and consolidated EBITDA of $4.0 million.
(4) 2001 proportionate figures are pro forma for the increase in our ownership of ClearWave to 85.6% and the reduction in debt and convertible debt through the completion of our recapitalization in March 2002.



We also achieved a significant increase in our asset base and improved our liquidity position. Following the closing of the issuer bid for TIW Units in February 2002, our economic ownership in ClearWave, our most significant asset, almost doubled to 85.6% from 45.5%, representing 587,800 additional proportionate subscribers. We also raised $66.7 million in new equity and amended our senior secured corporate facility to provide for extensions to up to December 2002.

As a result of the execution of our plan, TIW's debt at the corporate level was reduced to $278 million, including the $75 million corporate credit facility. Furthermore, on a pro forma basis taking into account the higher equity in ClearWave, TIW would have recorded a total of 1,261,000 proportionate subscribers from continuing cellular operations at the end of 2001, compared to the 673,200 actual. Our proportionate revenues from continuing operations would have been $237.3 million, 80% higher than actual proportionate results for 2001. On the same pro forma basis, proportionate EBITDA from continuing operations would have been $73.1 million compared to actual 2001 proportionate EBITDA of $27.9 million.

Our improved financial position, which is already reflected in higher credit ratings on our corporate debt, is not our only strength in today's environment. The restored viability of TIW is also underpinned by our reputation as an innovative and highly efficient mobile operator in Central/Eastern Europe. Indeed, MobiFon, our subsidiary in Romania, is one of the region's most profitable cellular operators. We are also making our mark in the Czech Republic through our subsidiary Český Mobil, the third entrant in the country's cellular market.

MOBIFON: SETTING THE STANDARD

MobiFon increased its customer base in Romania by 71% in 2001, ending the year with over two million subscribers. Its market share surged to 53% at year-end compared to 48% for 2000. Growth was particularly strong in the fourth quarter with over 380,000 net additions, setting a new record for a quarter. Service revenues increased 20% to $359.9 million in 2001, while EBITDA rose 43% to $186.4 million. More impressive still, EBITDA margin reached 52% compared to 43% in the prior year.

Across the board – in terms of revenue per employee, sales and marketing expenses per new subscriber and retention of subscribers – MobiFon's 2001 results confirm the operational excellence this company has demonstrated since inception.

Based on service innovation, product leadership and solid execution, MobiFon has consistently ranked in public surveys as one of Romania's most admired corporations. Furthermore, the recognition of its CONNEX brand by consumers rivals that of some of the most famous global brands after less than five years of commercial operation.

As evidenced by the surge in subscribers during 2001 and in the fourth quarter, the Romanian market holds considerable growth potential with cellular penetration still below the 20% threshold. With its solid market position, efficient cost structure and GPRS-enabled network, MobiFon is looking forward to building on its leadership in 2002.

Subscriber Growth – MobiFon
(thousands – as of Dec. 31)


2000
1600
1200
800
400
0
1997
1998
1999
2000
2001

Subscriber Growth – Český Mobil
(thousands)


1000
800
600
400
200
0
2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001

ČESKÝ MOBIL: SUCCESSFUL THIRD OPERATOR

Český Mobil achieved tremendous growth in the Czech Republic during 2001, its first year of full commercial operation, adding 556,700 net subscribers to reach 858,400, an increase of 185% over 2000. As the third mobile entrant, and after less than two years of commercial activity, the company accounted for an estimated 21% of net cellular additions in the country during 2001 to hold a 12% national share at the end of the year. This is significantly higher than the 7% share it held at the end of 2000.

The company entered 2001 with strong momentum, having attained coverage parity with the two incumbent mobile operators by deploying its cellular network in record time.

Český Mobil improved its financial performance throughout 2001 by maintaining low sales and marketing expenses per new subscriber, high retention and increasing revenues through rapid subscriber growth and a high uptake on value added services such as SMS messaging. In these and other key performance indicators, the company either leads or is performing as well as other recent third mobile entrants in Europe.

Based on an operating model that is tailored specifically for the size, demographics and competitive environment of the cellular market in the Czech Republic, Český Mobil enters 2002 with confidence. In fact, the company is on track to attain an important milestone in the first half of 2002 – passing the one million subscriber mark – while continuing to improve its financial results.

THE FUTURE

The significant appreciation in the value of our position in Central/Eastern Europe completely overshadows the contribution of our minority investments in Brazilian A-Band operations. Following a review of strategic alternatives subsequent to the sale of our B-Band operations in the first quarter of 2001, we adopted a plan in early 2002 to sell our interests in our Brazilian A-Band operations and accordingly to account for our Brazilian joint ventures as discontinued operations as of December 31, 2001.

Going forward, TIW has effectively become a pure-play mobile operator in Central/Eastern Europe, a region where fixed and cellular penetration is relatively low in several countries. The potential for organic growth in Romania remains compelling and we are superbly positioned. In the Czech Republic, we are rapidly gaining market share.



Beyond these two countries, a few third and fourth cellular licenses may be awarded in the region later in 2002 or 2003, offering opportunities for further expansion. In addition, our improved balance sheet and reputation as an excellent operator make us an attractive partner in regional consolidation moves and related strategic opportunities.

On a pro forma basis, after giving effect to the increase in our economic ownership in ClearWave and the intention to dispose of our Brazilian investments, our proportionate net debt at the end of 2001 would have amounted to $445.9 million. Through continued growth and profitability in Romania, combined with improved financial performance in the Czech Republic as a result of the larger scale of our operations and sustained subscriber growth, TIW is now on a stronger financial footing.

ACKNOWLEDGEMENTS

The events of 2001 culminated in many changes to the Board of Directors and we would like to thank departing members J. Brian Aune, Michel Côté, Ambassador Diana Lady Dougan, George A. Fierheller, David J. Kassie, Pierre MacDonald, Carmand Normand, Edward S. (Ted) Rogers and André Tremblay for their contribution to the company. We also acknowledge the support of all our stakeholders throughout our financial restructuring.

The dedication, perseverance and diligence of our employees were critical factors in preserving the value of the company and we thank them sincerely. TIW has achieved a remarkable turnaround and we look forward to what lies ahead.

Bruno Ducharme
President and Chief Executive Officer

Charles Sirois
Chairman of the Board

OUR OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Operating and Financial Review and Prospects is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Telesystem International Wireless Inc. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our consolidated financial statements and accompanying notes.

OVERVIEW

We develop, acquire and operate wireless telecommunications networks. Since our inception in 1992, we have experienced significant growth and as at December 31, 2001, our continuing operations had 2,936,000 subscribers, which, based on our percentage ownership in our operations, represent 673,200 equity subscribers. Our continuing operations consist essentially of cellular operations in Romania, the Czech Republic and India.

Our continuing operations licenses entitle us to serve geographical areas that include approximately 89.3 million persons which, based on our percentage equity ownership in our operations, represent approximately 13.2 million persons as at December 31, 2001. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in those geographic markets where we are already present, and at any time may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures in these markets. We seek to create distinct business units for each targeted geographic market and thereby facilitate the creation of strong local management teams, enhanced capital raising ability and operational synergies.

On June 22, 2001, our shareholders adopted a special resolution approving a consolidation of our Subordinate Voting and Multiple Voting Shares on the basis of one post-consolidated share for five pre-consolidated shares. As a result, the exchange ratio of the 7.00% equity subordinated debentures, the 7.75% convertible debentures and the Units and the number and exercise price of all stock options issued under our stock option plan for senior executives, key employees and directors have also been adjusted to reflect the share consolidation. All of our share data included in the consolidated financial statements and in this operating and financial review and prospects document have also been adjusted to reflect the consolidation as if it has always existed.

On July 27, 2001, we discontinued our specialized mobile radio and enhanced specialized mobile radio operations in Western Europe which were operated through Dolphin Telecom plc ("Dolphin") and its subsidiaries. Dolphin and certain of its subsidiaries took legal steps to reach a compromise with their creditors. The proceedings initiated by Dolphin and certain of its subsidiaries have no legal implications on us or our continuing cellular operations which are conducted by separate subsidiaries. In connection with recent financing activities, we have taken the necessary steps and obtained the necessary amendments to our credit and debt facilities to avoid cross defaults under our own financing arrangements from any defaults by Dolphin or any of its subsidiaries.

On March 31, 2001, we disposed of our interest in Americel and Telet, two of our Brazilian cellular joint ventures and on March 5, 2002, we adopted a formal plan to dispose of our remaining Brazilian cellular joint venture operations by way of sale of our equity interest within the next twelve months. The proceeds from the sale will mainly be used to reimburse corporate debt. The financial position and results of operations of the Brazilian cellular joint venture operations have been reported in our consolidated financial statements as discontinued operations. In July 2000, other partners and ourselves initiated common legal proceedings in order to invalidate certain changes to the ownership structure of Telpart, the consortium which holds our A-Band operations, effected by one of the partners which, we believe, contravened the general telecommunications law and breached certain agreements. We cannot predict the outcome of the legal proceedings which may affect our ability to exercise joint control over Telpart and to realize on our investment. Following the adoption of our plan to dispose of our Brazilian operations, those proceedings may cause disruptions in the governance of our minority-owned Brazilian affiliates prior to their estimated date of disposal. Accordingly, the Company may subsequently cease to account for Telpart as a joint venture.

The results of discontinued operations and the impact of the discontinuation on our consolidated financial statements are described in the period over period discussion of this operating and financial review and prospects.

OPERATIONS

Our cellular operations in Central/Eastern Europe are held through ClearWave, which was a wholly-owned subsidiary of ours until February 14, 2001. At such date, we issued 43.8 million Units each comprised of a ClearWave share and an option to exchange five Units for one of our shares for no additional consideration, by tendering five Units back to us at any time on or prior to June 30, 2002. We refer to this option as the exchange option. Subsequent to such transaction, we issued an additional 2.1 million Units. As a result of these transactions, our equity interest and voting rights in ClearWave decreased to 45.5% and 80.7%, respectively. In February 2002, we purchased back 33.7 million Units outstanding pursuant to an exchange offer. As a result, our equity interest in ClearWave is now 85.6%. (See "Sources of financing").

Romania - Cellular

Cellular services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. ClearWave's equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997.

Czech Republic - Cellular

Český Mobil holds a license to provide GSM-based cellular services in the Czech Republic and launched commercial services in March 2000. ClearWave's indirect ownership in Český Mobil increased from 21.6% to 22.3% following capital contributions in 2001.

ClearWave's equity interest in Český Mobil is held through TIW Czech N.V., in which ClearWave owns 50.8% voting rights and a 23.4% equity interest (increasing to 24.2% upon funding of the remaining capital commitments).

Corporate and Other

We have a 30% equity interest in TIW Asia, which has a 42.2% indirect interest in Hexacom. Hexacom holds a license to provide GSM-based cellular services in the state of Rajasthan, India.

On December 24, 2001, we decided to dispose of our 49% interest in Enlaces, a paging operation in Mexico and have relinquished our joint control of the investment. On September 27, 2001, we disposed of our interest in W-Aura, a wireless internet operation based in Brazil.

In June 2000, following our successful bid for a third-generation mobile services license in the U.K., TIW UMTS UK Ltd., the bidding entity, was sold for a nominal amount. Concurrently with this transaction, we were granted an option to maintain a right of ownership of up to 9.9%. In July 2000, we waived 3.5% of our right for net proceeds of $75.4 million. On November 8, 2000 we took the decision not to exercise the remaining option.

In April 2000, Hunan Huajia, our 14.7% indirectly owned Chinese investee sold all of its assets to China Unicom and Hunan Huajia has been liquidated. We also sold our 100% interest in CallMax, which held a national paging license in the Netherlands

ACCOUNTING TREATMENT

Unless otherwise indicated, all financial data and discussion herein is based upon financial statements prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 16 to our consolidated financial statements.

In accordance with Canadian GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of MobiFon and Český Mobil. Investments, which are jointly controlled, are reported using the proportionate consolidation method. Under this method, our proportionate share of the assets, liabilities, income and expenses of the joint ventures are consolidated in our financial statements. In this regard, we proportionately consolidate the results of TIW Asia. Americel and Telet were proportionately consolidated up to March 30, 2001, the date of their sale and Enlaces up to December 24, 2001, the date we relinquished joint control. We also proportionately consolidate the results of Telpart, which fully consolidates the results of Telemig Celular and Tele Norte Celular, in each of which it has 51.9% of the voting rights and a 19.3% equity interest for Tele Norte Celular and 19.4% for Telemig Celular.

The results of our enhanced specialized mobile radio and specialized mobile radio operations which we refer to as SMR/ESMR and the results of our Brazilian joint venture operations have been reported as discontinued operations and are included in net loss but reported separately for current and prior periods. The consolidated balance sheet separately presents the current and long-term assets and liabilities related to the discontinued operations for current and prior periods. As the voluntary petition for administration by Dolphin occurred on July 27, 2001, the loss from SMR/ESMR operations to such date is reflected in the consolidated financial statements for the year ended December 31, 2001 and a loss from discontinued operations which we realized as a result of the deconsolidation of Dolphin due to its voluntary petition for protection from its creditors and the subsequent loss of control to the court appointed administrators. As a result of the adoption, on March 5, 2002, of a formal plan to dispose of our Brazilian joint venture operations, the losses from these operations for the year ended December 31, 2001 are presented as loss from discontinued operations and include both, the Americel and Telet loss from operations to March 31, 2001 and the realized gain on their disposal as well as the estimated loss from operations of our A-Band operations which includes a loss of $15.5 million related to the estimated operating losses and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization of the cumulative translation adjustment account, as we estimate that such amount will not be recovered from the sale.

U.S. GAAP requires consolidation of subsidiaries controlled by us and the equity method of accounting for joint ventures and investees in which we have significant influence but not a controlling interest. U.S. GAAP only permits a component of an entity to be initially classified as discontinued operations in the financial statements encompassing the period in which the operations are classified as held for sale or disposed of. Consequently, the Brazilian joint venture operations are considered continuing operations for U.S. GAAP purposes whereas they are presented as discontinued operations for Canadian GAAP purposes as at December 31, 2001. Net loss and shareholders' equity under all of the above presentations are the same except for the additional accrual of the estimated loss from operations of our A-Band operations which will be recorded for U.S. GAAP in the first quarter of 2002.

In February 2001, as mentioned previously, we issued 43.8 million Units pursuant to an offer for sale under a rights issue to holders of our Multiple and Subordinate Voting Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon's shares held by non-controlling interest. We may redeem the Units if ClearWave sells the majority of its assets. The redemption price of the Units is equal to the issuance price of the Units plus a 30% annual return premium. Under a provision of the Units indenture which has subsequently been removed, holders of the Units would have been deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, have not been exercised at June 30, 2002. At December 31, 2001, the Units were accounted for as equity under Canadian GAAP and we consolidated 100% of ClearWave as there was uncertainty at the date of issuance as to whether the holders would elect the exchange option or be deemed to elect the exchange option. Under U.S. GAAP, the Units are considered to be a hybrid instrument which has embedded equity and debt components. Such instruments are treated as liability under U.S. GAAP. As a result of the deletion of the above-described deemed exercise provision, the Units will be treated as a compound instrument under Canadian GAAP as of February 4, 2002, the date that the court order removed the deemed exercise provision, and thus will be accounted for similarly to the U.S. GAAP treatment until their expiry on June 30, 2002 at which date they will be accounted for as non-controlling interest and a gain on disposal of shares of ClearWave will be recorded in the event the holders of the Units do not elect to exchange them for our Subordinate Voting Shares.

On September 19, 2001, we completed an exchange of $379.5 million principal amount at maturity of our 13 1/4% Senior Discount Notes due 2007 and $167.0 million principal amount at maturity of our 10 1/2% Senior Discount Notes due 2007 for $50.0 million of cash and $194.8 million of 14% Senior Guaranteed Notes due December 30, 2003 which we refer to as 14% Notes and which resulted in the realization of a gain on forgiveness of debt of $238.9 million.

Under Canadian GAAP, the gain on the debt exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred issuance costs less the face value of the 14% Notes and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments including interest and contingent additional payments relative to the 14% Notes, as specified by their terms, are netted against the realized gain on forgiveness of debt. Thereafter, all cash payments under the 14% Notes will be accounted for as reductions of the carrying amount of the 14% Notes and no interest expense will be recognized on the 14% Notes for any period between the restructuring and maturity of the 14% Notes. Furthermore, the gain on forgiveness of debt is an extraordinary item under U.S. GAAP and is excluded from the results of continuing operations

We have retroactively adopted the new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. As is required under U.S. GAAP, the new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $17.9 million, non-current liabilities related to discontinued operations decreased by $8.4 million and deficit increased by $9.5 million, loss from discontinued operations increased by $4.6 million, and net loss per share increased by $0.26. For 2000, total assets decreased by $9.0 million, non-current liabilities related to discontinued operations decreased by $23.9 million and deficit decreased by $14.9 million, loss from discontinued operations decreased by $2.9 million, and net loss per share decreased by $0.19. For 1999, loss from discontinued operations decreased by $20.8 million, and net loss per share decreased by $1.42.

The consolidated financial statements have been prepared on a going concern basis, which assumes we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we not be successful in our efforts to refinance debt, raise new financing and sell assets. (See "Liquidity and Capital Resources".)

RECENT ACCOUNTING DEVELOPMENTS

The Canadian Institute of Chartered Accountants (CICA) recently issued Section 1581, Business Combinations, which eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interest method is effective for transactions initiated after June 30, 2001. The remaining provisions will be effective for 2002.

The CICA also issued Section 3062, Goodwill and Other Intangible Assets. This new Section eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with a defined life and the impairment testing and recognition for goodwill and intangible assets. We will apply Section 3062 beginning in the first quarter of 2002. Application of the non-amortization provisions of Section 3062 is expected to result in a decrease in net loss of $2.8 million in 2002. Similar requirements were also issued in the United States under Statement of Financial Accounting Standards No. 141 and 142.

In 2001, the CICA issued Section 3870, Stock-based Compensation and Other Stock-based Payments, which will be effective in the 2002 fiscal year. Under Section 3870, stock-based awards granted to non-employees must be accounted for using the fair value-based method. The new standard also requires that stock appreciation rights and awards of stock options that call for settlement in cash be accounted for in an amount equal to the difference between the exercise price and the fair value of the stock at the date of the grant. Additionally, stock appreciation rights that call for settlement in stock will be accounted for either at fair value or in the same way as stock appreciation rights to be settled in cash. We are currently assessing the new regulations and the impact that adoption will have on our consolidated financial statements.

COMPOSITION OF OPERATING REVENUES AND EXPENSES

Cellular operations are the primary source of our revenues. Operating revenues include cellular and paging service revenues, as well as equipment revenues. Cellular service revenues primarily consist of variable airtime charges and in-bound interconnection charges and recurring fixed access charges. Equipment revenues consist of revenues from the sale of handsets. Equipment sales are not fundamental to our business. In fact, we generally offer handsets below cost, as an incentive for our customers to subscribe to our services, and these subsidies are accounted for as cost of revenues at the time of sale.

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the face value of the time sold. Commissions to dealers are classified within selling, general and administrative expenses.

Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of operating margins and results of operations.

Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold, interconnection charges and, in the case of paging services, wages and salaries of operators. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, advertising, promotional expenses, bad debt and corporate, business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our cellular and paging networks, as well as amortization of intangibles such as wireless license costs and goodwill.

RESULTS OF OPERATIONS

The following discussions compare the results of operations for the years ended December 31, 2001, December 31, 2000 and December 31, 1999.

Consolidated Results of Operations
For the years ended December 31,
(in thousands of dollars)

	2001	2000	1999
	$	$	[Restated] $
Operating revenues	**526,225**	354,052	251,825
Total operating expenses	**526,666**	439,074	290,342
Operating loss	**(441)**	(85,022)	(38,517)
Interest expense	**(121,257)**	(95,689)	(73,945)
Interest income	**6,417**	16,894	1,848
Foreign exchange gain (loss)	**3,577**	(5,043)	(17,769)
Gain (loss) on investments	**(10,741)**	85,669	37,807
Gain on forgiveness of debt	**238,940**	–	–
Income tax	**–**	–	–
Non-controlling interest	**45,894**	63,519	15,935
Income (loss) from continuing operations	**162,389**	(19,672)	(74,641)
Loss from discontinued operations	**(416,103)**	(335,684)	(80,161)
Net loss	**(253,714)**	(355,356)	(154,802)

All subscriber numbers in the operating and financial review have been adjusted to reflect the discontinuation of Dolphin on July 27, 2001 and our Brazilian joint venture operations on March 5, 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

Revenues increased to $526.2 million in 2001 from $354.1 million in 2000. MobiFon's continued growth contributed $64.7 million and Český Mobil, which was launched in early 2000, contributed $109.9 million of the increase.

Total operating expenses increased to $526.7 million in 2001 from $439.1 million in 2000. Included in total operating expenses are cost of revenues, which increased to $221.5 million from $146.7 million due largely to the $60.6 million increase in cost of service in the Czech Republic incurred in support of its revenue increase. Selling, general and administrative expenses decreased by $18.9 million to $183.1 million from $202.0 million in 2000. Corporate and MobiFon contributed $13.5 million and $7.9 million to such decrease, respectively.

Depreciation and amortization increased to $122.0 million in 2001 from $90.4 million in 2000, an increase of $31.6 million. A higher tangible asset base in Romania and in the Czech Republic contributed $11.8 million and $20.5 million to such increase, respectively.

Interest expense increased by $25.5 million to $121.2 million in 2001. Český Mobil accounted for almost all of the increase due to increased borrowings under its syndicated senior credit facility. Interest income decreased to $6.4 million in 2001 from $16.9 million in 2000, primarily due to the reduction in the amount of cash and equivalents held during the year at the corporate level. The foreign exchange gain was $3.6 million in 2001, compared to a loss of $5.1 million in 2000. The 2001 gain is a result of the appreciation of the Czech Koruna over the EURO, which accounted for $6.8 million, partially offset by a $3.8 million loss realized by MobiFon.

Included in the loss on investments is a loss of $9.3 million from the sale of W-Aura, a $5.9 million loss on our investment in Mexico, partly offset by a $4.4 million gain realized from the sale of our assets in China. The 2000 results included gains on investments of $85.7 million, which included a $75.4 million gain realized for having waived our right to acquire 3.5% of the outstanding shares of 3G Holding for equivalent proceeds.

The gain on debt forgiveness of $238.9 million relates to the exchange of our Senior Discount Notes for cash and 14% Notes mentioned previously.

We had available, as at December 31, 2001, net operating loss carry forwards in the amount of $251.8 million of which $96.2 million was from corporate and $155.6 million from the operating subsidiaries. We may be limited in our ability to use these loss carry forwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by the valuation allowance.

Our share of losses allocated to non-controlling interest amounted to $45.9 million in 2001, compared to share of losses to non-controlling interests of $63.5 million in 2000. The 2001 non-controlling interest is composed of our share of losses of subsidiaries attributed to non-controlling interest in TIW Czech, partly offset by our share of earnings attributed to non controlling interest in MobiFon.

As a result of the foregoing, income from continuing operations for the year ended December 31, 2001 was $162.4 million compared to a loss of $19.7 million in 2000, and the corresponding basic earnings per share from continuing operations was $7.71, diluted earnings per share was $4.05 compared to basic diluted loss per share of $2.83 million for 2000.

Our loss from discontinued operations is presented net of income tax expenses (recovery) of ($30.7) million, ($13.0) million and $8.5 million in 2001, 2000 and 1999, respectively. For the year ended December 31, 2001, the loss from discontinued operations amounts to $416.1 million consisting of a loss of $446.8 million and an income of $30.7 million related to ESMR/SMR operations and Brazilian cellular joint ventures operations, respectively. The ESMR/SMR operations include an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of Dolphin on July 27, 2001. The Brazilian cellular joint ventures operations include a net gain of $95.4 million from the sale on March 31, 2001 of our 16.3% equity interest in our two Brazilian entities, Americel, and Telet, for cash proceeds of $153.3 million, which amount reduced cash used in discontinued operations in 2001. It also includes a loss of $15.5 million related to the estimated operating losses and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation adjustment account as we estimate that such amount will not be recovered from the sale of the Company's A-Band joint venture operations in Brazil.

Net loss for the year ended December 31, 2001 was $253.7 million compared to $355.4 million in 2000. Basic net loss per share was $16.29 compared to $24.41 in 2000 based on average shares outstanding of 17.3 million and 15.6 million, respectively.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Revenues increased to $354.1 million in 2000 from $251.8 million in 1999. MobiFon's continued growth contributed $73.6 million and Český Mobil, which was launched in early 2000, contributed $34.0 million of the increase.

Total operating expenses increased to $439.1 million in 2000 from $290.3 million in 1999. Included in total operating expenses are cost of revenues, which increased to $146.7 million from $95.3 million due in part to the commercial launch of Český in March 2000. Selling, general and administrative expenses increased by $69.1 million to $202.0 million in 2000. Český Mobil's launch in early 2000 accounted for $58.7 million of the increase.

Depreciation and amortization increased to $90.4 million in 2000 from $62.2 million in 1999, an increase of $28.2 million. A higher tangible asset base in Romania accounted for $13.7 million of the increase. The depreciation of the Czech Republic network assets commenced in 2000 and accounted for $22.0 million.

Interest expense increased by $21.8 million to $95.7 million in 2000. MobiFon's and our higher level of borrowings under our credit facilities accounted for this increase. Interest income increased to $16.9 million in 2000 from $1.8 million in 1999, primarily due to the temporary cash surplus during the year at the corporate level, resulting from the issuance of shares and convertible debentures, as well as the proceeds from the waiver of our rights in the U.K. UMTS operations. The foreign exchange loss was $5.1 million in 2000, compared to $17.7 million in 1999. The 2000 loss is a result of the devaluation of the Leu in Romania, which accounted for $6.5 million.

In connection with the entry of new shareholders in Hutchison 3G U.K. Holdings Limited, which we refer to as 3G Holdings, in July 2000, we received $75.4 million and recognized a corresponding gain in exchange for waiving our right to acquire 3.5% of the outstanding shares of 3G Holdings. Included in the gain on investments is also the gain of $4.4 million recognized from the sale of the assets of our Chinese investee and the recovery of a loan previously written-down, for an amount of $6.2 million. The 1999 results included gains on investments of $37.8 million.

Due to the uncertainty of generating sufficient taxable income, the tax benefit of our losses has been fully provided for by the valuation allowance.

Share of losses allocated to non-controlling interest amounted to $63.5 million in 2000, compared to share of earnings to non-controlling interests of $15.9 million in 1999. The 2000 non-controlling interest is composed of the share of losses of subsidiaries attributed to non-controlling interest in TIW Czech, partly offset by the share of earnings attributed to non-controlling interest in MobiFon.

As a result of the foregoing, loss from continuing operations for the year ended December 31, 2000 was $19.7 million compared to $74.6 million in 1999, and the corresponding basic and diluted loss per share from continuing operations was $2.83 in 2000 compared to $5.43 in 1999.

Loss from discontinued operations increased to $335.7 million for the year ended December 31, 2000 compared to $80.2 million for the prior year period. Included against loss from discontinued operations for the year ended December 31, 1999 are dilution gains of $152.2 million. Excluding these gains, loss from discontinued operations was $232.4 million for the year ended December 31, 1999.

Net loss for the year ended December 31, 2000 was $355.4 million compared to $154.8 million in 1999. Basic and diluted net loss per share was $24.41 in 2000 compared to $10.90 in 1999 based on average shares outstanding of 15.6 million and 14.7 million, respectively.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenues increased $73.3 million to $251.8 million in 1999 from $178.5 million in 1998. MobiFon's continued growth accounted for substantially all of the increase.

Total operating expenses increased to $290.3 million in 1999 from $240.7 million in 1998. Cost of revenues increased to $95.3 million from $85.6 million and was mainly due to higher revenues in MobiFon. Selling, general and administrative expenses increased by $22.3 million to $132.9 million in 1999. MobiFon's growth contributed $20.1 million of the increase.

Depreciation and amortization increased to $62.2 million in 1999 from $44.5 million in 1998. The increase is mainly attributable to capital expenditures in Romania.

Interest expense increased by $17.3 million to $73.9 million in 1999. Interest expense is mainly related to our accreted interest on 13 1/4% and 10 1/2% Senior Discount Notes at the corporate level and interest expense related to MobiFon's long-term senior credit facilities. Interest income decreased to $1.8 million in 1999 from $11.5 million in 1998, primarily due to a decrease in the average temporary cash surplus during the year. The foreign exchange loss of $17.8 million in 1999, compared to a loss of $6.3 million in 1998, is a result of the devaluation of the Leu in Romania, which account for $13.5 million.

In November 1999, a shareholder of MobiFon increased its equity interest from 10.0% to 20.1% following the exercise of an option and the purchase of 1.1% of MobiFon's equity owned by us. This same shareholder also repaid a loan from us with a premium. These transactions result in a gain on investment of $62.1 million. Included in gains on investments are write-downs of paging assets in The Netherlands and certain loans and advances for an aggregate amount of $22.7 million.

Share of losses to non-controlling interest amounted to $15.9 million in 1999, representing the share of MobiFon's losses attributed to non-controlling interest.

As a result of the foregoing, loss from continuing operations for the year ended December 31, 1999 was $74.6 million compared to $99.9 million in 1998. Basic and diluted net loss per share from continuing operations was $5.43 in 1999 compared to $7.18 in 1998, based on average shares outstanding of 14.7 million and 13.9 million, respectively.

Loss from discontinued operations increased to $80.2 million for the year ended December 31, 1999 compared to $79.2 million for the prior year period. Included against loss from discontinued operations for the year ended December 31, 1999 are dilution gains of $152.2 million. Excluding these gains, loss from discontinued operations was $232.4 million for the year ended December 31, 1999.

As a result of the foregoing, net loss for the year ended December 31, 1999 was $154.8 million compared to $179.0 million for the prior year period and the corresponding basic and diluted net loss per share was $10.90 in 1999 compared to $12.87 in 1998.

MobiFon

For the years ended December 31,
(in thousands of dollars)

	2001	2000	1999
	$	$	$
Revenues			
Services	**359,868**	299,470	211,359
Equipment	**12,475**	8,097	22,606
	372,343	307,567	233,965
Cost of services	**69,835**	62,366	50,706
Cost of equipment	**27,236**	18,347	32,617
Selling, general and administrative expenses	**88,836**	96,735	95,731
Operating income before depreciation and amortization	**186,436**	130,119	54,911
Depreciation and amortization	**77,791**	65,965	52,238
Operating income	**108,645**	64,154	2,673

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

MobiFon's service revenues increased to $359.9 million in 2001 from $299.5 million in 2000, reflecting the continued subscriber growth. MobiFon added 831,800 cellular subscribers, compared to 469,700 net additions in the same period in 2000, to reach 2,003,600 subscribers at as December 31, 2001 compared to 1,171,800 at the end of 2000.

Cost of service revenues decreased as a percentage of service revenues to 19.4% in 2001 compared to 20.8% in 2000 and was $69.8 million in 2001 compared to $62.3 million in 2000. The decrease as a percentage of service revenues was attributable to continued tight control over operating costs and economies of scale. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses decreased to $88.8 million in 2001 compared to $96.7 million in the previous year, as a result of both the continued success from the implementation of a cost control program in 2000 and strong credit policies which reduced bad debt expense. MobiFon's operating income before depreciation and amortization increased to $186.4 million in 2001 from $130.1 million in 2000 due to the above factors.

Depreciation and amortization increased to $77.8 million in 2001 from $66.0 million the previous year as a result of network expansion in Romania during 2001 and 2000. As a result of the foregoing, the operating income increased to $108.6 million in 2001 from $64.2 million in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

MobiFon's service revenues increased to $299.5 million in 2000 from $211.4 million in 1999, reflecting continued subscriber growth. MobiFon's subscriber base increased to 1,171,800 at the end of 2000 from 702,100 at the end of 1999.

Cost of service revenues decreased as a percentage of revenues to 20.8% in 2000 compared to 24.0% in 1999 and was $62.4 million in 2000 compared to $50.7 million in 1999. Most of the decrease as a percentage of revenues was attributed to continued tight controls over operational expenses and economics of scale. The cost of equipment continued to exceed associated revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses remained stable at $96.7 million in 2000 compared to $95.7 million in the previous year, despite the growth of its subscriber base reflecting the implementation of a cost control program and a reduction in selling and marketing expenses compared to 1999. MobiFon's operating income before depreciation and amortization increased to $130.1 million in 2000 from $54.9 million in 1999 due to subscriber growth.

Depreciation and amortization increased to $66.0 million in 2000 from $52.2 million the previous year as a result of the significant network expansion in Romania during late 1999 and 2000. As a result of the foregoing, the operating income increased to $64.2 million in 2000 from $2.7 million in 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

MobiFon's service revenues increased 57.7% to $211.4 million in 1999 from $134.1 million in 1998, reflecting continued subscriber growth to 702,100 at the end of 1999 from 325,300 at the end of 1998.

Cost of service revenues decreased as a percentage of revenues to 24.0% in 1999 compared to 34.6% in 1998 and was $50.7 million in 1999 compared to $46.4 million in 1998. The reduction as a percentage of revenues was due to the reduction of certain costs such as leased lines and economies of scale. The cost of equipment exceeded associated revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses increased to $95.7 million in 1999 compared to $75.6 million in the previous year due primarily to higher customer acquisition costs resulting from subscriber growth. Operating income before depreciation and amortization increased to $54.9 million in 1999 from $11.5 million in 1998, due to MobiFon's growth.

Depreciation and amortization increased 37% to $52.2 million in 1999 from $38.1 million the previous year as a result of the significant network expansion in Romania during late 1998 and 1999. As a result of the foregoing, operating income increased to $2.7 million in 1999 from an operating loss of $26.7 million in 1998.

Český Mobil
For the years ended December 31,

(in thousands of dollars)	***2001***	*2000*	*1999*
	$	*$*	*$*
Revenues			
Services	***125,928***	*21,508*	–
Equipment	***18,037***	*12,529*	–
	143,965	*34,037*	–
Cost of services	***97,275***	*36,654*	–
Cost of equipment	***22,323***	*15,969*	–
Selling, general and administrative expenses	***65,921***	*63,418*	*4,712*
Operating loss before depreciation and amortization	***(41,554)***	*(82,004)*	*(4,712)*
Depreciation and amortization	***42,562***	*22,056*	*15*
Operating loss	***(84,116)***	*(104,060)*	*(4,727)*

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Český Mobil's service revenues increased to $125.9 million in 2001 from $21.5 million in 2000, reflecting continued subscriber growth and a full year of operations in 2001 compared to 10 months of commercial operations in 2000. Český Mobil added 556,700 net cellular subscribers, compared to 301,700 net additions in the same period in 2000, to reach 858,400 subscribers as at December 31, 2001 compared to 301,700 at the end of 2000.

Cost of service revenues increased by 165% to $97.3 million in 2001 compared to $36.7 million in 2000 in support of the 486% increase in service revenues. Cost of equipment continued to be slightly greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

Selling, general and administrative expenses remained stable at $65.9 million despite the strong subscriber growth in 2001 due to tight cost controls compared to $63.4 million in the previous year. Český Mobil's operating loss before depreciation and amortization decreased to $41.6 million in 2001 from $82.0 million in 2000 due primarily to subscriber growth.

Depreciation and amortization increased to $42.6 million in 2001 from $22.1 million the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss decreased to $84.1 million in 2001 from $104.1 million in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Český Mobil's service revenues were $21.5 million in 2000, reflecting the launch of commercial operations in March 2000. Český Mobil's subscriber base was 301,700 at the end of 2000.

Cost of service revenues was $36.7 million in 2000. Cost of equipment was higher than associated revenues consistent with our practice to sell equipment at prices to attract new customers and incentives offered on commercial launch.

Selling, general and administrative expenses were $63.4 million in 2000 compared to $4.7 million in the previous year, due to the commercial launch of operations in March 2000 and related subscriber and operations growth. Český Mobil's operating loss before depreciation and amortization increased to $82.0 million in 2000 compared to $4.7 million in 1999 due to the above.

Depreciation and amortization increased to $22.1 million in 2000 from nil the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss was $104.1 million in 2000 compared to $4.7 million in 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Český Mobil's commercial operations were launched in March of 2000 and as such the operating loss of $4.7 million in 1999 reflects selling, general and administrative expenses incurred in connection with the license bid and pre-launch operations. No operations took place in 1998.

Liquidity and Capital Resources

The following table is a summary of our consolidated cash flows for the years ended December 31, 2001, 2000, and 1999

Cash Flow Data
For the years ended December 31,
(in thousands of dollars)

	2001	2000	1999
	$	$	[Restated] $
Cash provided by (used in) operating activities	**5,877**	51,950	(12,148)
Cash used in investing activities	**(303,669)**	(264,749)	(128,986)
	(297,792)	(212,799)	(141,134)
Cash provided by financing activities	**332,602**	796,827	279,814
Net effect of exchange rate translation on cash and cash equivalent	**(628)**	4,436	–
Cash provided by continuing operations	**34,182**	588,464	138,680
Cash used in discontinued operations	**(79,397)**	(504,148)	(141,273)
Increase (decrease) in cash and cash equivalents	**(45,215)**	84,316	(2,593)
Cash and cash equivalents, beginning of period	**130,675**	46,359	48,952
Cash and cash equivalents, end of period	**85,460**	130,675	46,359

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Cash provided by operating activities was $5.9 million for the year ended December 31, 2001, compared to $52.0 million for 2000. The year-over-year decline is entirely attributable to increased working capital needs at Český Mobil as MobiFon's operating income before depreciation and amortization showed continued growth and Český Mobil's operating loss before depreciation and amortization was reduced relative to that experienced in 2000.

Investing activities used cash of $303.7 million during the year ended December 31, 2001, reflecting $283.6 million of cash used for acquisitions of property, plant and equipment and $23.2 million for the acquisition of additional shares of MobiFon. MobiFon and Český Mobil operations accounted for $122.4 million and $161.1 million of the capital spending, respectively.

Financing activities generated cash of $332.6 million for the year ended December 31, 2001, reflecting the issuance of Units under a rights offering for net proceeds of $248.6 million. We also generated $114.1 million and $65.8 million by borrowing under our long-term debt facilities and from proceeds from investees' shares issued to non-controlling shareholders, respectively. These sources of funds were offset by $55.8 million of payments made in connection with the previously described high yield notes exchange, repayment of other long-term debt, and by the use of $29.5 million in connection with the decrease of short-term loans.

Total consolidated indebtedness as of December 31, 2001 was $912.2 million, including $290.7 million at the corporate level.

Cash used in discontinued operations increased to $79.4 million for the year ended December 31, 2001. The use of cash reflects the increase in operating loss before depreciation and amortization caused in Dolphin by lower service revenues and higher costs related to the build-out in the U.K., the launch of services in France as well as costs associated with network deployment in Germany offset by proceeds of $153.3 million from the sale of our Brazilian B-Band joint venture operations.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Cash provided by operating activities in 2000 was $52.0 million compared to cash used in operating activities of $12.1 million in 1999. The difference is mainly due to an improvement in working capital partially offset by a reduction in operating income before depreciation and amortization.

Cash used in investing activities in 2000 amounted to $264.7 million. This amount mainly relates to the acquisition and build-out of property, plant and equipment in MobiFon and Český Mobil for $85.0 million and $239.5 million, respectively, partly offset by proceeds of $75.4 million from the waiver of our right to acquire a 3.5% interest in 3G Holdings.

Cash provided by financing activities in 2000 was $796.8 million compared to $279.8 million in 1999. Of the 2000 amount, $107.8 million related to proceeds of shares issued, $107.2 million relates to increase in short-term loans, $169.4 million relates to increase of long-term debt, net of repayments, of which $187.2 million is attributable to Český Mobil, and $291.0 million was provided by the issuance of convertible debentures at the corporate level.

Cash used in discontinued operations was $504.1 million for the year ended December 31, 2000 compared to $141.3 million for the corresponding prior period. The increase is mainly due to the build-out of the ESMR network in the U.K., and the investment of $155.7 million in our Brazilian cellular joint ventures.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Cash used in operating activities in 1999 was $12.1 million compared to cash used in operating activities of $54.0 million in 1998 due mainly to an increase in operating income before depreciation and amortization to $23.6 million in 1999 from an operating loss before depreciation and amortization of $17.7 million in 1998.

Cash used in investing activities in 1999 amounted to $129.0 million. This amount mainly related to acquisition of property, plant and equipment and licenses of $208.6 million of which $141.8 million and $63.1 million were made in MobiFon and Český Mobil, respectively. This is partially offset by $74.9 million received as proceeds from the sale of shares of MobiFon to a minority shareholder and reimbursement of advances. Cash used in investing activities in 1998 amounted to $180.6 million and mainly related to acquisitions of capital assets in MobiFon.

Cash provided by financing activities in 1999 was $279.8 million, compared to $412.6 million in 1998. Of the 1999 amount, $89.2 million related to proceeds from the issuance of shares by investees to non-controlling interest in Central/ Eastern Europe, $95.8 million from the issuance of convertible debentures at the corporate level and $88.7 million to other long-term debt increases in operating investees in MobiFon. The $412.6 million provided in 1998 consisted of proceeds from long-term debt of $369.0 million and proceeds from issuance of a subsidiary's shares to minority interest of $44.8 million.

Cash used in discontinued operations was $141.3 million for the year ended December 31, 1999 compared to $511.7 million used in the corresponding prior period. The cash requirements of our SMR/ESMR operations in 1999 were financed by way of an equity issuance by Dolphin of $233.0 million to non-controlling interest. In 1999, we invested $121.6 million in our Brazilian cellular joint ventures.

SOURCES OF FINANCING

At the corporate level, as at December 31, 2001, we had cash and cash equivalents of $30.1 million and we had total short-term and long-term debt of $290.7 million, representing the accreted value of our Senior Discount Notes, the debt component of convertible debentures, the 14% Notes and short-term loans under the corporate credit facility. The following is a summary discussion of financing activities conducted at the corporate level.

From our inception to May 1997, substantially all of our cash requirements were met by the proceeds from private sales of equity securities, which were made pursuant to subscription agreements entered into over the 1994 to 1996 period, and totaled $240.0 million.

In May 1997, we completed an initial public offering on the Toronto Stock Exchange of 13,000,000 Subordinate Voting Shares (pre-share capital consolidation) at a price of Cdn$13.50 per share (pre-share capital consolidation) for proceeds of $118.5 million, net of issue costs in the amount of $7.6 million. In June and July 1998, we completed a public equity offering issuing 7,899,094 Subordinate Voting Shares (pre-share capital consolidation) and 416,794 Multiple Voting Shares (pre-share capital consolidation) at prices of $21.35 per share and $21.50 per share (pre-share capital consolidation), respectively. Concurrently, our shares were listed on the Nasdaq. The proceeds from this issue were $169.3 million, net of issue costs in the amount of $8.3 million. In February 2000, we completed the issuance of Cdn$148.5 million (or $102.0 million at the time of issue) of Subordinate Voting Shares. Concurrently with such public offering, Telesystem purchased Cdn$8.6 million (or $5.9 million at the time of issue) of Multiple Voting Shares in order to maintain the voting interest of its Multiple Voting Shares. The net proceeds of the public offering, combined with Telesystem's purchase of Multiple Voting Shares, were approximately $102.8 million after deducting underwriting fees and other expenses in the amount of $5.1 million.

In June 1997, we issued 13 1/4% Senior Discount Notes with a nominal value of $380.0 million. In October 1997, we issued 10 1/2% Senior Discount Notes with a nominal value of $167.0 million. Total gross proceeds from these issues were $299.9 million, before issue costs in the amount of $11.8 million.

On September 19, 2001, we completed the exchange mentioned previously, of substantially all of our Senior Discount Notes for $50.0 million of cash and $194.8 million of 14% Notes due December 30, 2003 resulting in the realization of a gain on forgiveness of debt of $238.9 million.

Our 14% Notes mature on December 30, 2003. Interest on our 14% Notes accrues at a rate of 14% per annum from October 1, 2001. Interest will be payable semi-annually on each June 30 and December 30 and commenced on December 30, 2001. Interest payable on June 30, 2002 will be paid either in cash or additional 14% Notes at our option. The interest payment on December 30, 2001 was made by the issuance of $6.7 million of additional 14% Notes. We have the option to redeem our 14% Notes, at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest. The 14% Notes are guaranteed by our wholly-owned subsidiary Telesystem International Wireless Corporation N.V., which we refer to as the Guarantor. The guarantee is secured by a second priority lien on the capital stock of Telesystem International Wireless (Latin America) Inc., which we refer to as TIW Latin America, a holding company which holds our investments in cellular operations in Brazil. The guarantee is also secured by a first priority lien on our capital stock of ClearWave, following the repayment in full of our corporate credit facility or, should our corporate credit facility not have been repaid by October 2, 2002, by a second priority lien on the capital stock of ClearWave.

Our 14% Notes contain mandatory redemption provisions, which will require their repayment upon the sale of our interests in either ClearWave, or our direct or indirect interests in TIW Latin America; TIW do Brasil Ltda and Telpart. Furthermore, distributions from Telpart or ClearWave which aggregate to at least $10.0 million will trigger mandatory repayments second to the repayment of the corporate credit facility. Our 14% Notes have negative covenants which, among others things, limits our ability to incur indebtedness, create liens and requires us to make an offer to repurchase all or any part of our 14% Notes subsequent to a change in control. In addition, our 14% Notes prohibit us from reducing, under certain conditions, our ownership in ClearWave. Additional 14% Notes will be issued to holders of such notes in the amount of approximately $5.0 million on December 30, 2002 and approximately $10.0 million on June 30, 2003 unless, on or prior to such dates, at least $72.4 million in principal amount of 14% Notes have been redeemed or repurchased. Furthermore, the Guarantor and we have committed to file a registration statement with the United States Securities and Exchange Commission ("SEC"), and to have that registration statement declared effective by March 18, 2002, whereby our 14% Notes will be exchanged for identical freely tradable notes. From March 18, 2002, our 14% Notes will accrue additional interest at the rate of 0.5% per annum, increasing to 1% per annum if the delay exceeds 90 days, until such date that the registration statement is declared effective.

In February 1999, we completed the issuance of Cdn$150.0 million (or $98.6 million at the time of issue) of 7.00% equity subordinated debentures due February 15, 2002, which we refer to as our ESD, with cash interest payable semi-annually commencing August 1999. The net proceeds from the issuance of the 7.00% equity subordinated debentures were Cdn$145.7 million (or $95.8 million at the time of issue).

On February 5, 2002, we completed an issuer bid to acquire the Cdn$150 million ESDs. Pursuant to the issuer bid and concurrent consent request, we paid Cdn$6.8 million and issued 2.5 million warrants, each entitling the holder to purchase one Subordinate Voting Share at a price of Cdn$1.61 at any time before March 31, 2003, to ESD holders who elected to receive Cdn$300 in cash and 109 warrants for each Cdn$1000 in principal amount, including accrued and unpaid interest which we refer to as the Cash Offer. We also issued approximately 37.7 million Subordinate Voting Shares and approximately 3.7 million warrants, each entitling the holder to purchase one Subordinate Voting Share at a price of Cdn$1.61 at any time before September 30, 2002, to ESD holders who elected to receive 308 Subordinate Voting Shares and 30 warrants for each Cdn$1000 in principal amount, including accrued and unpaid interest which we refer to as the Share Offer. We amended the ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, delay the next interest payment date to June 30, 2002, provide for our right to convert the ESDs at maturity into Subordinate Voting Shares at a price equal to the greater of Cdn$1.00 and the then current market price of the Subordinate Voting Shares and provide for the optional conversion at maturity by holders of the ESDs into Subordinate Voting Shares at a price of Cdn$4.40. We also paid approximately Cdn$0.1 million to ESD holders who consented to the proposed amendments but did not elect either the Share Offer or Cash Offer. We have amended and reduced the remaining outstanding principal of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.25 million in principal amount.

In July 1999, we entered into a corporate credit facility with certain financial institutions, providing for aggregate borrowing capacity of $140.0 million. Our corporate credit facility was amended on July 3, 2001 and subsequently on February 4, 2002. The amended terms of our corporate credit facility allow for an extension of the maturity of the facility from July 14, 2002 to December 15, 2002 at our option subject to certain conditions including the granting of additional security and the reduction of the availability under the facility to $75 million. The Company repaid $8.5 million of the facility on February 5, 2002, reducing the amount drawn to $75 million. The facility is collateralized by the shares of certain investees and bears interest at U.S. base rate plus a margin of 9.36% or LIBOR plus a margin of 10.0%.

On March 8, 2000, we issued $300.0 million of 7.75% Convertible Debentures for net cash proceeds of $291.0 million. On February 5, 2002, we converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest of $11.6 million due September 2001 for 154.5 million Subordinated Voting Shares. We also issued warrants to a holder to purchase up to a total of 15 million Subordinate Voting Shares at $1.00 per share on or before September 30, 2002.

On February 14, 2001 we issued 43.8 million Units for gross proceeds of Cdn$396.5 million ($260.4 million) before issue costs of Cdn$18.2 million ($11.9 million) pursuant to a rights offering made to holders of our Multiple and Subordinate Voting Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon's shares held by non-controlling interest. On December 11, 2001, we launched an exchange offer to repurchase all outstanding Units. On February 5, 2002, in connection with such exchange offer and the financing commitments under a private placement subscription agreement between Telesystem Ltd, and certain of our other stakeholders, we acquired 33.7 million Units and raised $51.7 million in gross proceeds. The raising of these funds was in addition to a December 14, 2001 private placement resulting in the issuance of 24.5 million warrants at a negotiated price of approximately $0.61 each, exercisable for one Subordinate Voting Share or one non-voting preferred share convertible at the holder's option into our common equity at no additional cost for a cash consideration of $14.5 million net of issuance costs of $0.5 million. We refer to these warrants as our Special Warrants. Pursuant to the February 5, 2002 private placement and exchange offer on the Units, we have issued (a) an additional 269.2 million in aggregate of Subordinate Voting Shares and Special Warrants (b) 4.8 million warrants, each allowing the holder to purchase one Subordinate Voting Share at a price $1.00 on or before March 31, 2003 and (c) 8.5 million warrants, each allowing the holder to purchase one Subordinate Voting Share at a price Cdn$1.59 on or before March 31, 2003. The Unit acquisition has resulted in an increase in our equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9%, respectively.

On February 5, 2002, all of our Multiple Voting Shares were converted into Subordinate Voting Shares on a one for one basis.

On March 13, 2002, the remaining 35,000,000 Special Warrants were converted into 35,000,000 non-voting Preferred Shares for no additional considerations.

As a result of the above transactions, as of March 13, 2002, the following represents all equity securities outstanding and the number of Subordinate Voting Shares into which all securities are convertible, exercisable or exchangeable:

	Subordinate Voting Shares
Subordinate Voting Shares outstanding	*467,171,780*
Preferred Shares outstanding	*35,000,000*
Outstanding granted employees and directors' stock options	*457,883*
Warrants	*34,490,983*
Units	*2,427,767*
Convertible Equity Subordinated Debentures	*284,091*
	539,832,504

The issuances of the above Subordinate Voting Shares and Preferred Shares will have a material impact on earnings per share for reporting periods subsequent to their issuances.

At the operating company level, we seek, where possible, to finance the cash requirements of developing and expanding our operations on a project-by-project basis. Although projects are typically financed by contributions from our partners and us in the form of equity and shareholder advances, we seek to obtain third party financing after the initial stages of a project's development. Sources of financing at the operating company level may include vendor financing provided by equipment suppliers, project financing from commercial banks and international financial institutions such as the European Bank for Reconstruction and Development, which we refer to as the EBRD, bank lines of credit and the sale of debt securities by the operating companies.

MobiFon

MobiFon's cash requirements as at December 31, 2001 have been met by aggregate capital contributions of $270.6 million and borrowings under its bank facilities, net of repayments, of $248.5 million.

In September 1997, the EBRD arranged a $190.0 million loan facility for MobiFon. This EBRD facility includes a $10.0 million subordinate loan bearing interest at 15% maturing in 2003, nine-year senior loans totaling $110.0 million bearing interest at LIBOR plus 3.25% and a $70.0 million eight-year syndicated senior loan bearing interest at LIBOR plus 3.05%. MobiFon entered into agreements, including interest rate swap agreements, pursuant to which $167.2 million of the above borrowings have effective fixed interest rates from 8.35% to 9.75% until April 2002. The EBRD facility is secured by a pledge of our shares and certain of the non-controlling interests' shares in MobiFon and by substantially all of the assets of MobiFon.

In January 1999, MobiFon closed a second long-term loan facility totaling $105.0 million, jointly arranged by ABN AMRO N.V. and the EBRD. This second EBRD facility comprises loans of $40.0 million and a $65.0 million syndicated export credit facility. Borrowings under this facility bear variable interest rates and are repayable in installments through 2006. MobiFon used the proceeds to complete the build-out of its cellular network and to pay $25.0 million to extend its ten-year license by five years to November 2011. Due to the substantial increase in MobiFon's subscriber base during 1999, most of which were post-paid subscribers entailing significant up-front expenditures such as dealer and sales representative commission, MobiFon was unable to meet, as of December 1999, its cash flow multiple ratio financial covenant provided in these loan facilities (defined as total debt plus short-term liabilities over operating income before depreciation and amortization). The lenders granted a waiver on February 1, 2000, subject to certain stated conditions including a reduction of $11.5 million in the amount available for drawing under the facilities. As of December 31, 2000, MobiFon's second EBRD facility was fully drawn. MobiFon met the cash flow financial covenant tests in each quarter during the year 2000. However, because the financial covenants could limit its flexibility in executing its operating plans, MobiFon renegotiated certain of those covenants with the lenders effective from and after December 31, 2000.

MobiFon also has $20.0 million of working capital facilities with ABN AMRO Romania S.A., and with Citibank S.A., secured by a first right over the proceeds from any foreclosure of the pledge of MobiFon's bank accounts.

Český Mobil

The cash requirements of Český Mobil through December 31, 2001 have been met primarily by shareholder contributions of $306.7 million and by $301.8 million of borrowings under their senior secured syndicated credit facility entered into on July 19, 2000.

In July 2000, Český Mobil entered into an agreement for a senior secured syndicated credit facility consisting of €295.7 million and Koruna 5.5 billion (totaling approximately $416.8 million) carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings reimbursable through installments between June 2004 to December 2009. As at December 31, 2001, approximately $301.8 million had been drawn under this facility. Český Mobil entered into interest rate and currency swap arrangements resulting in the amounts drawn by December 31, 2000 (approximately $187 million) effectively being Koruna based and having effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Český Mobil will use the funds to finance the construction, operation, working capital, debt service and related requirements of their GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

The facility is collateralized by a pledge of TIW Czech's shares in Český Mobil and of substantially all of the assets of Český Mobil. Under this facility, Český Mobil must respect certain financial covenants and coverage tests. Furthermore, prior to each draw down, the ratio of senior debt to invested capital in Český Mobil must not exceed 60:40 or, that the total invested capital in Český Mobil will equal or exceed the Euro equivalent of $350.0 million. We and our partners have funded $306.7 million of the required capital and have committed to fund the remaining $43.3 million of which our share is $13.8 million.

As a result of MobiFon's and Český Mobil's syndicated senior credit facilities, substantially all of ClearWave's net assets are restricted.

FUTURE CAPITAL REQUIREMENTS

We expect to have significant future capital requirements, particularly in relation to the expansion, construction and initial operation of our Czech Republic GSM network and the servicing of debt. We intend to finance such future capital requirements from cash flow from operating activities, borrowing under our existing credit facilities, non-controlling shareholders' funding under share subscription agreements and through other externally generated funds such as the disposition of non-strategic assets, the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies.

MobiFon's future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations. Český Mobil's capital requirements will include the expansion of its cellular network and the financing of its operational losses. These requirements are expected to be financed by drawings under its senior secured syndicated credit facility and by way of shareholders' funding commitments. As at December 31, 2001, our share of such commitments over the next six months is estimated at $13.8 million.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise. Under certain of our long-term debt agreements, we are subject to certain financial and negative covenants, including restrictions on our ability to incur indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. Restrictions also exist on the ability of certain of our subsidiaries to transfer funds in the form of dividends, loans or otherwise.

As at December 31, 2001, due to the short-term maturity of our corporate credit facility, our committed cash obligations for the upcoming twelve months exceed our committed sources of funds and our cash and cash equivalents on hand. In addition, it will be necessary for us to comply with our debt covenants in order to have access to our financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether we have the ability to continue as a going concern. We continue to review opportunities to refinance debt, raise new financing and sell assets. We regularly evaluate opportunities for the expansion of our operations or for further investments in wireless telecommunications projects, including increases in ownership in our current operations. The future capital requirements related to such investment activities, if any, will be incremental to the anticipated capital contributions to existing operations, and therefore additional corporate financing will be required to fund such development projects or to further support current operations. The ability to generate short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations, and financial market conditions.

EXCHANGE RATES

We report our financial statements in U.S. dollars. We operate in several different currency jurisdictions and all operations function in local currencies. Virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant devaluation relative to the U.S. dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations.

Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, we may be unable, due to regulatory restrictions and market conditions, to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from currency rate fluctuations.

At the corporate level, we may elect to enter hedging arrangements from time to time in the future, although we are not currently party to any such transaction and do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or EURO because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. Český Mobil has hedged a portion of its variable rate debt, by entering into interest rate and cross currency swaps in which Český Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on Euro 116.3 million and 3.0 billion Koruna of variable rate debt until November 2005. Additionally, these swaps have fixed the foreign currency rates on the Euro based debt from the Euro to Koruna. A swap was entered into on a further Euro 21.5 million of borrowings which fixed the foreign currency rate on the interest payments from Euro to Koruna and changed the referenced interest rate from EURIBOR to PRIBOR. For the remaining amounts, we have decided to accept for the time being the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate.

INFLATION

Inflation has not been a material factor affecting our business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

In Romania and certain other countries, the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license, such as in India, we may not be able to mitigate the impact of inflation on our operations.

MANAGEMENT'S REPORT

The management of the Company is responsible for the preparation and integrity of the financial statements and all other financial information contained in the Annual Report. These statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgement. Management considers that the statements present fairly the financial position of the Company, the results of its operations and the changes in its financial position. Financial information contained elsewhere in this Annual Report is consistent with the information contained in the financial statements.

To fulfill its responsibility, management developed and maintains internal accounting controls and established policies and procedures designed to ensure the reliability of financial information and to safeguard assets. The internal control systems and financial records are subject to review by the external auditors during the examination of the financial statements.

The Board of Directors oversees management's performance of its financial reporting and internal control responsibilities. The Board of Directors carries out its responsibility with regard to the consolidated financial statements primarily through its Audit Committee.

The Audit Committee, which is composed exclusively of outside directors, meets regularly with the external auditors, and with management, to discuss accounting policies and practices, internal control systems, the scope of audit work and to assess reports on audit work performed. The external auditors have direct access to the Audit Committee, with or without the presence of management, to discuss results of their audits and any recommendations they have for improvements in internal controls, the quality of financial reporting and any other matters of interest. The financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

Bruno Ducharme
President and Chief Executive Officer

André Gauthier
Vice-President and Chief Financial Officer

AUDITORS' REPORT

To the Board of Directors and Shareholders of
Telesystem International Wireless Inc.

We have audited the consolidated balance sheets of **Telesystem International Wireless Inc.** as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

The Company has changed its method of accounting for foreign exchange gains and losses and earnings per share as described in Note 3.

Ernst & Young LLP

Montréal, Canada
March 5, 2002
(except for Note 18, which is as of March 13, 2002)

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 5, 2002 (except for Note 18, which is as March 13, 2002) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

Ernst & Young LLP

Montréal, Canada
March 13, 2002

Chartered Accountants

CONSOLIDATED BALANCE SHEETS *(NOTE 1)*

As at December 31, [In thousands of U.S. dollars]	2001	2000
	$	$ [Restated, Notes 3 and 15]
ASSETS [Note 6]		
Current assets		
Cash and cash equivalents	**85,460**	130,675
Trade debtors [net of allowance for bad debts of $8,993; 2000 - $9,223]	**48,759**	36,198
Inventories	**15,385**	11,218
Deferred tax assets [Note 10]	**3,548**	–
Prepaid expenses	**22,012**	16,615
Current assets related to discontinued operations [Note 15]	**182,047**	404,982
Other current assets	**14,546**	26,791
Total current assets	**371,757**	626,479
Property, plant and equipment [Note 5]	**871,915**	736,728
Licenses [Note 5]	**97,667**	109,047
Goodwill [Note 5]	**52,606**	29,184
Non-current assets related to discontinued operations [Note 15]	**470,043**	1,737,727
Deferred financing costs	**25,224**	35,402
Investments and other assets [Note 4a]	**17,454**	19,598
	1,906,666	3,294,165
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term loans [Note 6]	**83,500**	113,000
Trade creditors	**66,393**	83,339
Accrued liabilities	**40,934**	91,909
Current liabilities related to discontinued operations [Note 15]	**107,727**	629,522
Deferred revenues	**32,370**	20,147
Current portion of long-term debt [Note 6]	**44,519**	28,197
Total current liabilities	**375,443**	966,114
Long-term debt [Note 6]	**784,183**	1,013,725
Deferred tax liabilities [Note 10]	**3,548**	–
Non-current liabilities related to discontinued operations [Note 15]	**381,432**	1,065,477
Other non-current liabilities [Notes 4a and 6]	**14,775**	4,500
Non-controlling interest	**178,228**	167,960
Shareholders' equity [Note 18]		
Share capital [Note 7]	**696,954**	684,639
Equity component of convertible debentures [Note 8]	**405,195**	388,259
Units [Note 8]	**260,843**	–
Warrants [Note 7]	**14,502**	–
Deficit	**(1,126,015)**	(843,739)
Cumulative translation adjustment [Notes 4c and 15]	**(82,422)**	(152,770)
Total shareholders' equity	**169,057**	76,389
	1,906,666	3,294,165

Commitments and contingencies [Notes 1, 13 and 15]
See accompanying notes

On behalf of the Board:

Charles Sirois
Director

C. Kent Jespersen
Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31, [In thousands of U.S. dollars, except per share data]	2001	2000	1999
	$	$	$
		[Restated, Notes 3 and 15]	
Revenues			
Services	**495,230**	332,471	227,208
Equipment	**30,995**	21,581	24,617
	526,225	354,052	251,825
Cost of services	**171,239**	102,725	58,654
Cost of equipment	**50,306**	43,983	36,649
Selling, general and administrative expenses [Note 9]	**183,113**	201,982	132,880
Depreciation and amortization [Note 9]	**122,008**	90,384	62,159
Operating loss	**(441)**	(85,022)	(38,517)
Interest expense [Note 9]	**(121,257)**	(95,689)	(73,945)
Interest income	**6,417**	16,894	1,848
Foreign exchange gain (loss)	**3,577**	(5,043)	(17,769)
Gains (loss) on investments [Note 4b]	**(10,741)**	85,669	37,807
Gain on forgiveness of debt [Note 6]	**238,940**	–	–
Income (loss) from continuing operations before income taxes and non-controlling interest	**116,495**	(83,191)	(90,576)
Income taxes [Note 10]	**–**	–	–
Income (loss) from continuing operations before non-controlling interest	**116,495**	(83,191)	(90,576)
Non-controlling interest	**45,894**	63,519	15,935
Income (loss) from continuing operations	**162,389**	(19,672)	(74,641)
Loss from discontinued operations [Note 15]	**(416,103)**	(335,684)	(80,161)
Net loss	**(253,714)**	(355,356)	(154,802)
Deficit, beginning of year:			
As previously reported	**(858,602)**	(476,033)	(295,391)
Adjustment [Note 3]	**14,863**	12,006	(8,790)
As restated	**(843,739)**	(464,027)	(304,181)
Interest paid in shares on convertible debentures [Note 8]	**(11,625)**	(11,663)	–
Accretion of equity component of convertible debentures [Note 8]	**(16,937)**	(12,693)	(5,044)
Deficit, end of year	**(1,126,015)**	(843,739)	(464,027)
Basic earnings (loss) per share [Note 7]			
From continuing operations	**7.71**	(2.83)	(5.43)
From discontinued operations	**(24.00)**	(21.58)	(5.47)
Net loss	**(16.29)**	(24.41)	(10.90)
Diluted earnings (loss) per share [Note 7]			
From continuing operations	**4.05**	(2.83)	(5.43)
From discontinued operations	**(10.33)**	(21.58)	(5.47)
Net loss	**(6.28)**	(24.41)	(10.90)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, [In thousands of U.S. dollars]	2001	2000	1999
	$	$	$
		[Restated, Notes 3 and 15]	
OPERATING ACTIVITIES			
Income (loss) from continuing operations	**162,389**	(19,672)	(74,641)
Reconciling items:			
Depreciation and amortization	**122,008**	90,384	62,159
Accreted interest on long-term debt	**51,171**	53,285	47,113
Non-controlling interest	**(45,894)**	(63,519)	(15,935)
Loss (gain) on investments	**10,741**	(85,669)	(37,807)
Gain on forgiveness of debt	**(238,940)**	–	–
Other non-cash items	**(3,642)**	–	–
Changes in operating assets and liabilities [Note 11]	**(51,956)**	77,141	6,963
Cash provided by (used in) operating activities	**5,877**	51,950	(12,148)
INVESTING ACTIVITIES [Note 11]			
Acquisition of property, plant and equipment	**(283,647)**	(325,313)	(150,785)
Acquisition of licenses	**–**	–	(57,843)
Increase of ownership in subsidiaries [Note 4b]	**(23,239)**	(20,000)	–
Proceeds from sales of investments [Note 4b]	**–**	75,366	74,894
Other investments and advances	**3,217**	5,198	4,748
Cash used in investing activities	**(303,669)**	(264,749)	(128,986)
FINANCING ACTIVITIES [Note 11]			
Increase in short-term loans	**(29,500)**	107,209	5,791
Issuance of convertible debentures, net of issue costs	**–**	291,000	95,829
Proceeds from units issued, net of issue cost	**248,591**	–	–
Proceeds from warrants issued, net of issue cost [Note 7]	**14,502**	–	–
Payments made in notes exchange, including fees and costs	**(55,838)**	–	–
Proceeds from shares issued, net of issue costs	**667**	107,895	298
Proceeds from investees' shares issued to non-controlling interest, net of issue costs	**65,779**	121,340	89,201
Proceeds from long-term debt of operating subsidiaries	**114,106**	176,385	88,695
Repayment of long-term debt of operating subsidiaries	**(25,705)**	(7,002)	–
Cash provided by financing activities	**332,602**	796,827	279,814
Net effect of exchange rate translation on cash and cash equivalents	**(628)**	4,436	–
Cash provided by continuing operations	**34,182**	588,464	138,680
Cash used in discontinued operations [Note 15]	**(79,397)**	(504,148)	(141,273)
Increase (decrease) in cash and cash equivalents for the year	**(45,215)**	84,316	(2,593)
Cash and cash equivalents, beginning of year	**130,675**	46,359	48,952
Cash and cash equivalents, end of year	**85,460**	130,675	46,359

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
(All tabular amounts are in thousands of U.S. dollars unless otherwise stated)

1. DESCRIPTION OF BUSINESS AND GOING CONCERN UNCERTAINTY

The Company, either directly or indirectly, develops, acquires and operates wireless telecommunications networks. The Company currently has cellular operations in Romania, the Czech Republic and India. During 2001, the Company discontinued its ESMR/SMR services in Western Europe. The Company also sold its B-Band cellular joint venture operations in Brazil on March 30, 2001 and on March 5, 2002, has adopted a formal plan to dispose of its A-Band cellular joint venture operations in Brazil. [See Note 15].

The Company expects to have significant future capital requirements, particularly in relation to the expansion of its cellular operations and the servicing of its debt. The Company intends to finance such future capital requirements from cash flow from operating activities, borrowings under its existing credit facilities, non-controlling interests' funding under shareholders' subscription commitments and through other externally generated funds such as the disposition of assets and the sale of equity securities. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where the Company conducts its principal operations and financial market conditions.

As at December 31, 2001, due to the short-term maturity of its corporate credit facility, the committed cash obligations of the Company for the upcoming twelve months exceed the committed sources of funds and the Company's cash and cash equivalents on hand. In addition, it will be necessary for the Company to comply with covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. Between January 1, 2002 and March 13, 2002, the Company completed several transactions in connection with its Recapitalization Plan [see Note18]. In addition to these transactions, the Company continues to review opportunities to refinance or amend the terms of its corporate credit facility, raise new financing and sell assets.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its efforts to refinance or amend the terms of its corporate credit facility.

The Company's future performance may also be affected by other factors such as competitive pressures, government actions relating to its licenses resulting from factors out of the Company's control or its ability to negotiate licenses requirements, technological changes, local taxes, devaluation of local currencies and inflation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. As further described in Note 16, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States and related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Consolidation

Investments over which the Company exercises control are consolidated. Investments, which are jointly controlled, are included using the proportionate consolidation method. Under this method, the Company's proportionate share of the assets, liabilities, income, expenses and cash flows of its joint ventures is consolidated in the Company's financial statements. Investments over which the Company has significant influence are accounted for using the equity method. Other investments are stated at cost less provisions for losses in value that are other than temporary.

The effect of the change in the Company's equity interest as a result of the shares issued by subsidiaries to non-controlling interests enters into the determination of consolidated net income (loss).

The following table summarizes, as at December 31, 2001 and 2000 the Company's principal subsidiaries and investees, grouped by business segments, along with the accounting treatment for these operations:

	2001		2000	
Company	***Ultimate Equity Interest / Voting Rights***	***Accounting Treatment***	*Ultimate Equity Interest / Voting Rights*	*Accounting Treatment*
Central / Eastern Europe (1)				
ClearWave N.V. (Holding) [Note 8]	*45.5% / majority*	*Consolidation*	*100.0% / majority*	*Consolidation*
MobiFon S.A. (Romania)	*28.9% / majority*	*Consolidation*	*58.9% / majority*	*Consolidation*
TIW Czech N.V. (Holding)	*10.4% / majority*	*Consolidation*	*23.3% / majority*	*Consolidation*
Český Mobil a.s. (Czech Republic)	*10.1% / majority*	*Consolidation*	*21.6% / majority*	*Consolidation*
***Brazil (discontinued operations)** [Note 15]*				
TIW (Latin America) Inc. (Holding)	*100.0% / majority*	*Consolidation*	*100.0% / majority*	*Consolidation*
Telpart Participações S.A. (Holding) ("Telpart") (A-Band)	48.9% / joint	Proportionate consolidation	48.9% / joint	Proportionate consolidation
Telemig Celular Participações S.A.	7.9% / majority	(2)	7.8% / majority	Consolidation
Tele Norte Celular Participações S.A.	7.1% / majority	(2)	7.4% / majority	Consolidation
Americel and Telet S.A. (B-Band) (sold in 2001)	*N/A*	*N/A*	*16.3%/joint*	*Proportionate consolidation*
***Western Europe (discontinued operations and loss of control)** [Note 15]*				
Dolphin Telecom plc (Holding) ("Dolphin")	*N/A*	*N/A*	*81.5% / majority*	*Consolidation*
Dolphin Telecommunications Limited (United Kingdom)	*N/A*	*N/A*	*81.5% / majority*	*Consolidation*
N.B.-3 Limited (United Kingdom)	*N/A*	*N/A*	*81.5% / majority*	*Consolidation*
Dolphin Telecom S.A. (France)	*N/A*	*N/A*	*81.5% / majority*	*Consolidation*
RegioKom Mecklenburg-Vorpommern Gesellschaft für Bündelfunkdienste mbH	*N/A*	*N/A*	*76.0% / majority*	*Consolidation*
Dolphin Telecom (Deutschland) GmBH (Germany)	*N/A*	*N/A*	*76.0% / majority*	*Consolidation*
Dolphin Telecom N.V. (Belgium)	*N/A*	*N/A*	*81.5% / majority*	*Consolidation*

(1) In February 2002, the Company's ultimate equity interest in ClearWave N.V., MobiFon S.A. and Český Mobil a.s. increased to 85.6%, 54.3% and 19.1%, respectively. [See Note 18]. For accounting purposes, since the Units are accounted for as equity, the Company consolidates 100% of the operations of ClearWave N.V. [See Note 8]

(2) Telpart has majority voting rights in these investees and they are consolidated at the Telpart level; Telpart results are then proportionately consolidated in the Company's accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Use of estimates

The preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles in Canada requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Inventories

Inventories consist of telecommunications equipment held for resale and are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value.

Property, plant and equipment and licenses

Property, plant, equipment and licenses are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Buildings	*20 years*
Network equipment and infrastructure	*10 years*
Computer equipment and software	*3 to 5 years*
Other equipment	*3 to 5 years*
Leasehold improvements	*Term of the lease*
Licenses	*15 and 20 years*

Interest is capitalized during the construction of the Company's networks by allocating a portion of borrowing costs to the expenditures incurred on assets under construction.

Goodwill

Goodwill, representing the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired, is amortized over a period of up to 20 years. On an ongoing basis, management evaluates the carrying value of goodwill for possible impairment. Such evaluation compares current and anticipated non-discounted cash flows before interest charges from related operations to the unamortized goodwill balance, over its remaining life, and considers operating trends and other relevant factors.

Financing costs

Share and equity instrument issue costs are recorded as a reduction of the related accounts. Debt issue costs are deferred and are amortized over the life of the debt to which they relate.

Discontinued operations

The results of discontinued operations are included in net loss but reported separately for current and prior periods. The consolidated balance sheet separately presents the current and non-current assets and liabilities related to the discontinued operations for current and prior periods.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)*

Income taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized.

Foreign currency translation

Transactions arising in foreign currencies are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of loss.

Results of operations from self-sustaining subsidiaries and joint ventures which report in currencies other than U.S. dollars are translated using the monthly average exchange rates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders' equity.

The financial statements of foreign entities in highly inflationary economies are re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

Revenue recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the face value of the time sold. Commissions to dealers are classified within selling, general and administrative expenses.

Subscriber acquisition costs

The excess between the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising costs

Advertising costs are expensed as incurred.

Earnings per share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of voting shares outstanding during the year.

Derivative financial instruments

Interest rate option and swap agreements and cross currency swap agreements are used by the Company to hedge cash flow risk on certain of its variable rate long-term debt. The gains (losses) on these instruments are recognized in the statement of loss when the hedged item affects earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Stock-based compensation plans

No compensation expense is recognized for the Company's stock-based compensation plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Recent developments

The Canadian Institute of Chartered Accountants (CICA) recently issued Section 1581, Business Combinations, which eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interest method is effective for transactions initiated after June 30, 2001. The remaining provisions will be effective for 2002.

The CICA also issued Section 3062, *Goodwill and Other Intangible Assets*. This new Section eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with a defined life and the impairment testing and recognition for goodwill and intangible assets. The Company will apply Section 3062 beginning in the first quarter of 2002. Application of the non-amortization provisions of Section 3062 is expected to result in a decrease in net loss of $2.8 million in 2002. Similar requirements were also issued in the United States under Statement of Financial Accounting Standards No. 141 and 142.

In 2001, the CICA issued Section 3870, Stock-based Compensation and Other Stock-based Payments, which will be effective for the Company in the 2002 fiscal year. Under Section 3870, stock-based awards granted to non-employees must be accounted for using the fair value-based method. The new standard also requires that stock appreciation rights and awards of stock options that call for settlement in cash be accounted for in an amount equal to the difference between the exercise price and the fair value of the stock at the date of the grant. Additionally, stock appreciation rights that call for settlement in stock be accounted for either at fair value or in the same way as stock appreciation rights to be settled in cash. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements.

3. CHANGE IN CANADIAN ACCOUNTING POLICIES

The Company has retroactively adopted the new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise.

This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $17.9 million, non-current liabilities related to discontinued operations decreased by $8.4 million and deficit increased by $9.5 million, loss from discontinued operations increased by $4.6 million, and net loss per share increased by $0.26. For 2000, total assets decreased by $9.0 million, non-current liabilities related to discontinued operations decreased by $23.9 million and deficit decreased by $14.9 million, loss from discontinued operations decreased by $2.9 million, and net loss per share decreased by $0.19. For 1999, loss from discontinued operations decreased by $20.8 million, and net loss per share decreased by $1.42.

Effective January 1, 2001, the Company changed its method of determining the earnings (loss) per share with the adoption of the Section 3500, Earnings per Share of the CICA. Both basic and diluted earnings (loss) per share are now calculated using the treasury stock method as opposed to the imputed interest method, as required under the previous recommendations. The adoption of these recommendations had no effect on the basic and diluted loss per share previously presented.

4. INVESTMENTS AND OTHER ASSETS

[a] Investments and other assets consist of the following:

As at December 31,	2001	2000
	$	$
Share of assets of India	9,067	7,994
Funds held in trust	5,515	–
Loans and advances to joint ventures and other	2,872	11,604
	17,454	19,598

The Company's contribution in the capital of TIW Asia N.V., was satisfied by the transfer of its equity interest in Hexacom, an Indian cellular operator. Since the Company retains the risks and rewards of its Indian investee, the Company's share of assets and liabilities continue to be presented separately. The Company's share in liabilities of Hexacom totalled $5.3 million and $4.5 million as at December 31, 2001 and 2000, respectively and are included with other non-current liabilities. As at December 31, 2001, cash contributions that would otherwise have been made by the Company to the capital of TIW Asia N.V., amount to $6.8 million and is recorded as an accrued liability.

On December 24, 2001, the Company transferred $5.5 million to a trust for the contingent payments under an incentive retention plan for its key employees. The retention incentive provides for a payment upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between four months and thirty-six months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus for the same period.

[b] Business acquisitions and divestitures

MobiFon S.A.

In November 1999, a minority shareholder of the Company's Romanian subsidiary, MobiFon S.A., ["Mobifon"] exercised its option to acquire treasury shares of the subsidiary for cash consideration of $25.6 million. In addition, the minority shareholder reimbursed the Company for advances made to it and also acquired shares of MobiFon, held by the Company for an aggregate cash consideration of $74.9 million. As a result of these transactions a gain of $62.1 million was recognized and the equity interest of the Company in MobiFon, was reduced from 62.0% to 54.7%. The gain included a dilution gain of $6.0 million.

In June 2000, ClearWave N.V. ["ClearWave"] acquired 4.23% of MobiFon's outstanding shares from a minority shareholder for an aggregate purchase price of $32.2 million. Of this amount, $17.0 million was paid in cash and $6.1 million through a forgiveness of debt. The remaining $9.1 million of the balance payable was paid through an issue of the Company's shares. In November 2000, ClearWave entered into an agreement to sell 25.0% of the acquisition for proceeds equal on a pro rata basis to the consideration paid by ClearWave subject to fulfillment of certain conditions. Those conditions were fulfilled in January 2001. The acquisition was accounted for using the purchase method except for the shares subject to the November 2000 sale agreement, which are considered to be a temporary investment and accounted for at cost. As a result of the acquisition, $19.5 million of goodwill has been recorded.

On February 15, 2001, ClearWave acquired 5.7% of MobiFon's outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through the issuance by the Company of Units and $5.0 million through a forgiveness of debt. They were accounted for using the purchase method and goodwill amounting to $31.0 million was recorded on this transaction.

4. INVESTMENTS AND OTHER ASSETS (Cont'd)

Český Mobil a.s.

In January 2000, TIW Czech N.V., ["TIW Czech"] exercised its right to acquire an additional 34.5% interest in Český Mobil a.s., ["Český Mobil"] for $3.0 million pursuant to call option agreements with a minority shareholder of Český Mobil. As a result of this transaction TIW Czech's equity interest in Český Mobil, increased from 51.0% to 85.5%. This acquisition was accounted for using the purchase method, and the excess of the purchase price over the fair value of the identifiable net assets acquired resulted in the creation of goodwill in an amount of $5.6 million.

Following the capital calls of Český Mobil in 2000 and 2001, in which the shareholders other than the Company's subsidiaries did not participate, the equity interest of TIW Czech in Český Mobil, increased from 85.5% to 94.1% and 95.5% at December 31, 2000 and 2001, respectively. No goodwill resulted from these transactions.

Other

On April 7, 2000, the Company sold its shares in CallMax B.V., its paging operations in The Netherlands, for a nominal amount. A loss of $6.6 million has been recognized as a result of this transaction.

On April 14, 2000, the Company's Chinese investee sold all its assets for 209.1 million Chinese Renminbi [$23.4 million]. This transaction resulted in $8.3 million gain, of which $4.4 million and $3.9 million were recognized in 2001 and 2000, respectively.

On June 29, 2000, the Company sold its wholly-owned subsidiary, TIW UMTS UK Ltd., to Hutchison 3G UK Holdings Ltd. [3G UK Holdings], for a nominal amount and no gain or loss resulted from this transaction. On July 12, 2000, the Company waived its right to acquire 3.5% of the outstanding shares of 3G UK Holdings, for a net cash consideration of £51.1 million [$75.4 million] and recognized a corresponding gain.

On December 24, 2001, the Company decided to dispose of its paging operation in Mexico and has relinquished its joint control of the investment. A loss of $5.6 million has been recognized as a result of these actions.

[c] Cumulative translation adjustment

The movement in the cumulative translation adjustment account, reported as a reduction of shareholders' equity, includes the realization of $145.0 million of the cumulative translation adjustment losses as part of the gain or loss on dispositions of Brazilian B-Band joint ventures and Dolphin and the partial realization from the expected sale of the Company's A-Band joint venture operations in Brazil. This was partly offset by the devaluation of the Brazilian Real as at December 31, 2001, the exchange rate to the Brazilian Real was $0.4328 for R$1 [$0.5128 and $0.5559 as at December 31, 2000 and 1999, respectively].

5. *PROPERTY, PLANT AND EQUIPMENT, LICENSES AND GOODWILL*

As at December 31, 2001	**Cost**	**Accumulated depreciation**	**Net carrying value**
	$	$	$
Property, plant and equipment			
Network equipment	937,696	183,662	754,034
Buildings and leasehold improvements	30,348	6,805	23,543
Computer equipment and software	149,999	68,045	81,954
Other equipment	24,006	11,622	12,384
	1,142,049	270,134	871,915
Licenses	134,800	37,133	97,667
Goodwill	56,024	3,418	52,606

As at December 31, 2000	**Cost**	**Accumulated depreciation**	**Net carrying value**
	$	$	$
Property, plant and equipment			
Network equipment	754,675	113,444	641,231
Buildings and leasehold improvements	23,297	3,838	19,459
Computer equipment and software	102,307	35,675	66,632
Other equipment	18,247	8,841	9,406
	898,526	161,798	736,728
Licenses	138,215	29,168	109,047
Goodwill	31,945	2,761	29,184

Included in buildings and leaseholds improvements are assets with a net carrying value of $12.2 million as at December 31, 2001 [$12.8 million –2000] that are financed through an obligation under a capital lease.

6. *FINANCING ARRANGEMENTS*

The Company's short-term credit facilities consist of the following:

Corporate Credit Facility

The Company's corporate credit facility of up to $140.0 million was amended on July 3, 2001 such that the aggregate borrowing capacity is $83.5 million and the maturity date of the facility is July 14, 2002. On July 18, 2001, the Company borrowed the remaining $25 million available under the facility for which the Company is committed to use for further investment in ClearWave, of this commitment, $10.9 million remains to be injected in ClearWave, as at December 31, 2001. The facility is collateralized by the shares of certain investees and bears interest at U.S. base rate plus a margin of 9.36% or LIBOR plus a margin of 10.0%. As at December 31, 2001, $83.5 million was drawn [$113.0 million was drawn as at December 31, 2000]. The weighted average rate of interest was 15.0% in 2001 [11.68% - 2000].

6. *FINANCING ARRANGEMENTS (Cont'd)*

On February 4, 2002, the Company amended the terms of its corporate credit facility to allow an extension of the maturity of the facility from July 14, 2002 to December 15, 2002 at the Company's option subject to certain conditions including the granting of additional security and to the reduction of the availability under the facility from $83.5 million to $75 million. The Company repaid $8.5 million of the facility on February 5, 2002.

Operating Credit Facility of Operating Subsidiaries

As at December 31, 2001, MobiFon has available uncommitted operating credit facilities totaling $20 million and Český Mobil has an uncommitted operating credit facility of €7.0 million [$6.2 million], none of which were drawn as at December 31, 2001 and December 31, 2000. The uncommitted short-term credit facility for €7.0 million bears interest at a rate of EURIBOR or LIBOR plus 0.65% per annum, depending on the drawing currency. The $20 million facilities consist of a $9.0 million overdraft facility and $1.0 million for issuance of letters of guarantee to third parties through ABN AMRO (Romania) and a second $10 million facility through Citibank (Romania). The $9.0 million overdraft facility can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. The second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

Long-term Debt

As at December 31,	**2001**	2000
	$	$
Corporate		
14% Senior Guaranteed Notes	**203,140**	–
Series B 13 1/4% – Senior Discount Notes	**497**	313,477
Series C 10 1/2% – Senior Discount Notes	**18**	138,475
Other [Note 7]	**3,524**	11,746
	207,179	463,698
MobiFon – Syndicated senior credit facility		
Original facility	**158,825**	175,398
Expansion facility	**71,963**	81,094
	230,788	256,492
Subordinated loans, including accrued interest of $7,726 and $5,333 as at December 31, 2001 and 2000 respectively	**17,726**	15,333
Other	**12,700**	12,700
	261,214	284,525
Český Mobil – Syndicated senior credit facility		
Tranche "A" [€179.4 million and Koruna 2.5 billion – 2001, €89.7 million and Koruna 1.3 billion – 2000]	**229,902**	116,841
Tranche "B" [€26.6 million and Koruna 1.7 billion – 2001 and 2000]	**71,902**	70,386
	301,804	187,227
Financing under supply contracts to be refinanced by the syndicated senior credit facilities [€65,773 – 2001, €112,900 – 2000]	**58,505**	106,472
	360,309	293,699
	828,702	1,041,922
Less current portion	**44,519**	28,197
	784,183	1,013,725

6. *FINANCING ARRANGEMENTS (Cont'd)*

14% Senior Guaranteed Notes

On September 19, 2001, the Company completed the exchange of $379.5 million of 13 1/4% Senior Discount Notes due 2007 ($324.5 million of accreted value) and $167.0 million of 10 1/2% Senior Discount Notes due 2007 ($148.5 million of accreted value) for $50.0 million of cash and $194.8 million of 14% Senior Guaranteed Notes (the "14% Notes") due December 30, 2003 resulting in the realization of a gain on forgiveness of debt of $238.9 million.

The 14% Notes mature on December 30, 2003. Interest on the 14% Notes will accrue at a rate of 14% per annum from October 1, 2001. Interest will be payable semi-annually on each June 30 and December 30 commencing on December 30, 2001. Interest payable on June 30, 2002 will be paid either in cash or additional 14% Notes at the Company's option. The interest payment on December 30, 2001 was made by the issuance of $6.7 million additional 14% Notes. The Company has the option to redeem the 14% Notes, at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest. The 14% Notes are guaranteed by the Company's wholly-owned subsidiary Telesystem International Wireless Corporation N.V. [the "Guarantor"]. The guarantee is secured by a second priority lien on the capital stock of Telesystem International Wireless (Latin America) Inc., ["TIW Latin America"], a holding company which holds the Company's investments in its cellular operations in Brazil. The guarantee is also secured by a first priority lien on the capital stock of ClearWave, following the repayment in full of the Corporate Credit Facility, or should the Corporate Credit Facility not have been repaid by October 2, 2002, by a second priority lien on the capital stock of ClearWave.

The 14% Notes contain mandatory redemption provisions, which will require their repayment upon the sale of the Company's interests in either ClearWave or its direct or indirect interest in TIW Latin America; TIW do Brasil Ltda and Telpart. Furthermore, distributions from Telpart or ClearWave which aggregate to at least $10.0 million, will trigger mandatory repayments second to the repayment of the corporate credit facility. The 14% Notes have negative covenants which, among others things, limits the Company's ability to incur indebtedness, create liens and requires the Company to make an offer to repurchase all or any part of the 14% Notes subsequent to a change in control. In addition, the 14% Notes prohibit the Company to reduce, under certain conditions, its ownership in ClearWave.

Additional 14% Notes will be issued to holders of such notes in the amount of approximately $5.0 million on December 30, 2002 and approximately $10.0 million on June 30, 2003 unless, on or prior to such dates, at least $72.4 million in principal amount of 14% Notes have been redeemed or repurchased. Furthermore, the Company and the Guarantor have committed to file a registration statement with the United States Securities Exchange Commissions whereby the 14% Notes will be exchanged for identical freely tradable notes. In the event such registration does not become effective by March 18, 2002, the 14% Notes will accrue additional interest at the rate of 0.5% per annum, increasing to 1% per annum if the delay exceeds 90 days, until such date that the 14% Notes are successfully registered and the exchange is consummated.

The 14% Notes are accounted for using the effective interest rate method where the contingent additional 14% Notes is considered as an additional interest component in determining their effective interest rate. As a result, the effective interest rate on the 14% Notes is 17.21%.

6. *FINANCING ARRANGEMENTS (Cont'd)*

Series B 13 1/4% – Senior Discount Notes

In June 1997, the Company issued 13 1/4% Senior Discount Notes due on June 30, 2007, with a nominal value of $380.0 million for gross proceeds of $199.9 million, before issue costs of $8.0 million, which has been reduced to approximately $0.5 million in nominal value as a result of the above exchange. These notes were sold at a substantial discount from their principal amount with cash interest not accruing prior to June 30, 2002. Cash interest on these notes is payable semi-annually at a rate of 13 1/4% per annum on each June 30 and December 31 commencing December 31, 2002. As a result of the debt exchange described above, the nominal value of the 13 1/4% Senior Discount Notes outstanding at December 31, 2001 was $0.6 million.

On or after June 30, 2002, the Company may redeem the Series B 13 1/4% Senior Discount Notes, in whole or in part, at any time, at redemption prices expressed as percentages of principal amount at maturity, declining from 106.625% on June 30, 2002 to 100.0% on June 30, 2005, plus accrued and unpaid cash interest, if any, to the redemption date.

Series C 10 1/2% – Senior Discount Notes

In October 1997, the Company issued 10 1/2% Senior Discount Notes due on November 1, 2007, with a nominal value of $167.0 million for gross proceeds of $100.0 million, before issue costs of $3.8 million, which has been reduced to approximately $0.1 million in nominal value as a result of the above exchange. These notes were sold at a substantial discount from their principal amount with cash interest not accruing prior to November 1, 2002. Cash interest on these notes is payable semi-annually at a rate of 10 1/2% per annum on each May 1 and November 1 commencing May 1, 2003. As a result of the debt exchange described above, the nominal value of the 10 1/2% Senior Discount Notes outstanding at December 31, 2001 was a nominal amount of $20 thousand.

On or after November 1, 2002, the Company may redeem the Series C 10 1/2% Senior Discount Notes, in whole or in part, at any time, at redemption prices expressed as percentages of principal amount at maturity, declining from 105.25% on November 1, 2002 to 100% on November 1, 2005, plus accrued and unpaid cash interest, if any, to the redemption date.

MobiFon

The syndicated credit facilities include a $10.0 million subordinated loan bearing interest at 15% maturing in 2003 and $231.0 million [originally $285.0 million] of senior loans bearing interest at LIBOR plus 2.25% to 5.25% repayable by installments through October 2006.

The syndicated senior credit facilities are collaterized by a pledge of the Company's and certain of the minority interest's shares in MobiFon, and by substantially all of the assets of MobiFon, except for a first ranking pledge of MobiFon's bank accounts in favor of the lenders under the operating credit facilities. The carrying value of these pledged assets as at December 31, 2001 is $538.8 million. MobiFon entered into interest rate swap agreements pursuant to which $171.9 million ($183.3 million at December 31, 2000) of the above borrowings have effective fixed interest rates from 7.41% to 9.68% until April 2002. A further $58.9 million ($63.3 million at December 31, 2000) of the above borrowings have effective fixed interest rates ranging from 8.35% to 9.75% until April 2002 as a result of an agreement with the lenders. The weighted average effective interest rate on these senior loans is 9.12% in 2001 [2000 – 9.46%]. The risk of non-performance by counter-parties to the swap agreements is low, as the agreements have been concluded with large, credit worthy financial institutions registered in the European Union and the United States.

6. *FINANCING ARRANGEMENTS (Cont'd)*

Český Mobil

The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to €269.1 million and Koruna 3.8 billion, [totaling $344.9 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008. Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $71.9million] carrying interest at EURIBOR plus 2.25% for Euro drawings and PRIBOR plus 2.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009.

Český Mobil entered into interest rate and currency swaps arrangements pursuant to which €116.3 million [$103.4 million] of the Euro based borrowings as at December 31, 2001 are effectively Koruna based and, together with an additional 3 billion Koruna [$83.5 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on the €21.5 [$19.1 million] draw which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. This €21.5 [$19.1 million] and a further 300.5 million Koruna [$8.4 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 10%, and will be no lower than 5.89%, until November, 2005. The effective weighted average interest rate on this credit facility is 8.0% in 2001 [9.45% in 2000]. The currency swap position, represented by the difference in the translation of the debt using the forward rate as per the hedging contract and the spot rate as at December 31, 2001, totalled $9.5 million and is included in other non-current liabilities in the balance sheet. The risk of non-performance by counter-parties to the swap agreements is low, as the agreements have been concluded with large, credit worthy financial institutions registered in the European Union and the United States.

The facility is collateralized by a pledge of TIW Czech's shares in Český Mobil, and by substantially all of the assets of Český Mobil. Drawings under this credit facility are subject to certain financial tests and ratios.

As a result of MobiFon's and Český Mobil's syndicated senior credit facilities, the majority of the Company's net assets are restricted from distribution to the Company, unless waivers are obtained.

Minimum annual principal repayments of long-term debt during the next five years as at December 31, 2001 are as follows:

	$
2002	*44,518*
2003	*277,982*
2004	*81,064*
2005	*96,444*
2006	*82,880*

Covenants

Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain negative covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers. Limitations also exist with respect to the ability of certain subsidiaries or investees to transfer funds in the form of dividends, loans or otherwise to the Company. The corporate senior secured credit facility and the 14% Notes have cross default provisions which, under certain circumstances, could accelerate their reimbursement if the reimbursement of other loans of the Company are accelerated as a result of a default.

7. SHARE CAPITAL [SEE NOTE 18]

Authorized

An unlimited number of Subordinate Voting Shares. Each share carries the right to cast one vote. An unlimited number of Multiple Voting Shares. Each share carries the right to cast 8.0874 votes and is convertible, at the holder's option, into one Subordinate Voting Share. Conversion may also occur under other limited circumstances. In addition there is an unlimited number of non-voting Preferred Shares, issuable in series with rights and conditions as may be determined by the Board of Directors.

Pursuant to rights of subscription attached to the Multiple Voting Shares, holders of such shares have the right to purchase from the Company a certain number of Multiple Voting Shares to maintain the percentage of voting rights attached to their Multiple Voting Shares following issuance of Subordinate Voting Shares.

Issued

	Multiple Voting Shares		Subordinate Voting Shares		Total	
	Number	$	Number	$	Number	$
Balance December 31, 1998	734,921	9,006	13,928,256	518,847	14,663,177	527,853
Issuance of shares for cash	–	–	5,310	298	5,310	298
Balance December 31, 1999	734,921	9,006	13,933,566	519,145	14,668,487	528,151
RegioKom acquisition	–	–	130,384	27,874	130,384	27,874
MobiFon acquisition	–	–	86,707	9,056	86,707	9,056
Interest payment of convertible debentures	–	–	144,062	11,663	144,062	11,663
Issuance of shares for cash	54,283	8,442	696,656	99,453	750,939	107,895
Balance as at December 31, 2000	789,204	17,448	14,991,375	667,191	15,780,579	684,639
Issuance of shares for cash	28,258	667	518,325	11,648	546,583	12,315
Balance as at December 31, 2001	817,462	18,115	15,509,700	678,839	16,327,162	696,954

On June 22, 2001, the Company's shareholders adopted a special resolution approving a consolidation of the Company's Subordinated Voting and Multiple Voting Shares on the basis of one post-consolidated share for five pre-consolidated shares. As a result, the exchange ratio of the 7% equity subordinated debentures, of the 7.75% convertible subordinated debentures, the Units and the number and exercise price of all stock options issued under its stock option plan for senior executives, key employees and directors have also been adjusted to reflect the consolidation. All share and per share amounts as well as terms and conditions of debt and equity instruments included in the consolidated financial statements have been adjusted to reflect the share consolidation.

In connection with its Recapitalization Plan, on February 5, 2002, all of the Multiple Voting Shares issued were converted 1:1 into Subordinate Voting Shares.

7. *SHARE CAPITAL (Cont'd) [SEE NOTE 18]*

Special Warrants

On December 14, 2001, in connection with an agreement between Telesystem Ltd, the Company's largest shareholder, and certain of the Company's other stakeholders (the "Agreement"), the Company issued 24.5 million warrants at a negotiated price of approximately $0.61 each, excisable for one Subordinate Voting Share or one non-voting preferred share convertible into common equity of the Company at no additional cost ("Special Warrants") for cash consideration of $14.5 million net of issuance costs of $0.5 million. [See Note 18]

Stock Option Plans for Senior Executives, Key Employees and Directors

As at December 31, 2001, the Company had an Employee Stock Option Plan [the "Plan"], to issue up to 1.2 million Subordinate Voting Shares at the market price on the date of grant. All of the options granted under the Plan may be exercised within a maximum period of seven years following the date of grant. Options may be exercised as follows: (i) on or after the second anniversary of the date of grant as to 25.0% of the optioned shares or any part thereof; (ii) on or after the third anniversary of the date of grant as to an additional 50.0% of the optioned shares or any part thereof; and (iii) on or after the fourth anniversary of the date of grant, as to the remaining 25.0% of the optioned shares or any part thereof.

As at December 31, 2001, the Company also had a stock option plan for directors of the Company [the "Directors Stock Option Plan"]. Directors who are eligible to receive options to purchase Subordinate Voting Shares under the Directors Stock Option Plan are members of the Board of Directors of the Company who are not officers or employees of the Company. The provisions of the Directors Stock Option Plan are identical in all material respects to the provisions of the Plan except that the maximum number of Subordinate Voting Shares that are issuable under the Directors Stock Option Plan will not exceed 80,000 Subordinate Voting Shares and that options may be exercised on or after the first anniversary of the date of grant as to 100.0% of the optioned shares or any part thereof.

The Agreement also contemplates that, subject to shareholders' approval, the Company will amend the terms of the employee stock option plan to provide for the issuance of up to 31.2 million additional options. These options will be granted in two tranches: the first one for 15 million options exercisable at $0.79 per Subordinate Voting Shares and the second tranche of 16.2 million options exercisable at $1.20 per Subordinate Voting Shares.

7. SHARE CAPITAL (Cont'd) [SEE NOTE 18]

A summary of the status of the Company's stock option plans is presented below:

	Options to Purchase Subordinate Voting Shares	
	Number of Options	Weighted average exercise price [in Cdn $]
Outstanding, December 31, 1998	291,060	110.35
Granted in 1999	73,634	152.90
Forfeited in 1999	(41,614)	120.90
Exercised in 1999	(5,310)	90.05
Outstanding, December 31, 1999	317,770	118.60
Granted in 2000	394,744	106.70
Forfeited in 2000	(27,622)	160.00
Exercised in 2000	(36,655)	103.75
Balance as at December 31, 2000	648,237	110.45
Granted in 2001	104,780	28.47
Forfeited in 2001	(269,720)	96.57
Exercised in 2001	–	–
Balance as at December 31, 2001	483,297	101.07

The following table summarizes information about stock options outstanding as at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices [in Cdn $]	Number outstanding as at December 31, 2001	Weighted average contractual life	Weighted average exercise price [in Cdn $]	Number exercisable as at December 31, 2001	Weighted average exercise price [in Cdn $]
0.50 to 32.50	47,919	6.1 years	28.12	9,690	32.50
45.00 to 65.75	150,356	5.9 years	46.75	41,722	46.72
67.50 to 97.50	76,044	2.6 years	86.31	72,901	86.20
108.75 to 160.00	106,381	3.3 years	135.56	90,201	135.59
162.50 to 231.25	97,151	5.2 years	183.91	9,499	200.60
231.25 to 340.00	5,446	4.7 years	297.01	1,276	294.11
0.50 to 340.00	483,297	4.7 years	101.07	225,289	102.35

In addition, a total of 4,745 options to purchase Subordinate Voting Shares under the Plan have been reserved for grant on certain dates throughout 2002 [20,568 in 2000 for 2001 and 21,547 in 1999 for 2000]. Those options will be granted with exercise prices at the market price of the Subordinate Voting Shares on such dates.

7. *SHARE CAPITAL (Cont'd) [SEE NOTE 18]*

Earnings per share

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

For the years ended December 31,	**2001**	2000	1999
	$	$	$
Numerator			
Income (loss) from continuing operations	**162,389**	(19,672)	(74,641)
Interest paid in shares on convertible debentures	**(11,625)**	(11,663)	–
Accretion of equity component of convertible debentures	**(16,937)**	(12,693)	(5,044)
Income (loss) from continuing operations – basic	**133,827**	(44,028)	(79,685)
Effect of conversion of all convertible debentures	**29,269**		
Income from continuing operations – diluted	**163,096**		
Net loss	**(253,714)**	(355,356)	(154,802)
Interest paid in shares on convertible debentures	**(11,625)**	(11,663)	
Accretion of equity component of convertible debentures	**(16,937)**	(12,693)	(5,044)
Net loss attributable to common shareholders	**(282,276)**	(379,712)	(159,846)
Denominator			
Weighted average number of common shares and share equivalent outstanding (in thousands)	**17,338**	15,556	14,665
Effect of conversion of all convertible debentures	**13,785**		
Dilutive effect of Units	**9,174**		
Weighted average number of common shares outstanding – diluted	**40,297**	15,556	14,665

8. *CONVERTIBLE DEBENTURES AND UNITS [SEE NOTE 18]*

Subsequent to December 31, 2001, in connection with the Company's Recapitalization Plan, substantially all of the debentures and 73.3% of Units described below have been exchanged for Subordinate Voting Shares and warrants of the Company. [See Note 18].

7% Equity Subordinated Debentures

On February 15, 1999, the Company issued Cdn $150.0 million [$98.6 million] of 7% Equity Subordinated Debenture ("ESD") due February 15, 2002 for net cash proceeds of $95.8 million. The debentures bear interest at the rate of 7% per annum payable semi-annually, in August and February. Each debenture will be convertible on maturity, at the option of the holder, into Subordinate Voting Shares of the Company. The conversion entitlement allows holders to participate in the potential appreciation of the share price up to a maximum of Cdn $163.90 per share, being a maximum conversion value of Cdn $1,425 per Cdn $1,000 principal amount of debentures. The Company has the option, in lieu of delivering Subordinate Voting Shares upon conversion of the debentures, to pay the conversion value in cash. The Company also has the option to repay the principal amount at maturity by delivering Subordinate Voting Shares in lieu of cash.

The debt component was determined by discounting the semi-annual interest coupons at the Company's prevailing borrowing market rate for debt without such conversion features. Interest expense has been computed at the discount rate on the debt component. The costs related to the debt component are being amortized over the term of the debt. [See Note 18].

8. CONVERTIBLE DEBENTURES AND UNITS (Cont'd) [SEE NOTE 18]

7.75% Convertible Subordinated Debentures

On March 8, 2000, the Company issued $300.0 million of 7.75% convertible subordinated debentures for net cash proceeds of $291.0 million. The conversion entitlement allows the holders to convert such debentures, or any portion of the principal amount thereof into Subordinate Voting Shares at a rate of 4.73372 Subordinate Voting Shares per $1,000 of principal representing a conversion price of $211.25 per Subordinate Voting Share. The debentures bear interest at the rate of 7.75% per annum payable semi-annually, commencing on September 9, 2000, at the option of the Company, in cash or securities. If the Company elects to pay the coupon in securities, the debenture holders would then have the option to receive Subordinate Voting Shares of the Company determined as a function of the 20-day weighted average price of such shares, or additional debentures. At maturity, in 2010, the Company will have the option to repay the principal in cash or through the issuance of additional Subordinate Voting Shares. [See Note 18].

Units

On February 14, 2001, the Company issued 43.8 million Units, including 23.6 million to Telesystem Ltd., for gross proceeds of Cdn $396.5 million [$260.4 million] before issue costs of Cdn $18.2 million [$11.9 million] pursuant to an offer for sale under a rights issue to holders of the Company's Multiple and Subordinate Voting Shares. Each Unit consists of one class A Subordinate Voting Share of ClearWave, and five Units entitle the holder to acquire one Subordinate Voting Share of the Company for no additional consideration by tendering five Units back to the Company at anytime or prior to June 30, 2002 [the exchange option]. The Company may redeem the Units if ClearWave sells the majority of its assets. The redemption price of the Units is equal to the issuance price of the Units plus a 30.0% annual return premium. Holders of the Units will be deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, have not been exercised. On February 15, 2001, the Company issued 2.1 million additional Units in connection with the acquisition shares of MobiFon, held by minority shareholders as mentioned in Note 4b. As at December 31, 2001, the Units are accounted for as equity under Canadian GAAP. Consequently, although the Company's equity interest decreased to 45.5% from 100.0%, the Company continues to consolidate 100.0% of the results of Clearwave. [See Note18].

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF LOSS

For the years ended December 31,	**2001**	2000	1999
	$	$	$
Depreciation and amortization			
Property, plant & equipment	**111,161**	81,301	53,778
Licenses	**7,968**	7,930	7,228
Goodwill	**2,879**	1,153	1,153
	122,008	90,384	62,159
Interest expense			
Interest on long-term debt	**83,004**	81,056	69,810
Other interest and financial charges	**38,253**	14,633	4,135
	121,257	95,689	73,945
Other information			
Bad debt expense	**10,544**	10,373	4,091
Advertising costs	**25,145**	29,028	19,898

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

As at December 31,	**2001**	2000
	$	$
Deferred tax assets		
Loss carryforwards – ClearWave and its subsidiaries	**53,945**	52,355
Loss carryforwards – Corporate	**36,571**	69,263
Carrying value of liabilities in excess of their tax value	**9,063**	13,869
Tax value of assets in excess of their carrying value	**16,770**	8,700
Total deferred tax assets	**116,349**	144,187
Valuation allowance	**(112,801)**	(144,086)
Deferred tax assets	**3,548**	101
Deferred tax liabilities		
Carrying value of assets in excess of their tax value	**(3,548)**	(101)
Net deferred tax assets	**–**	–

As at December 31, 2001, the Company had net operating loss carryforwards, which are available to reduce taxable income in future years, as follows:

	Operating Subsidiaries	*Corporate*
	$	$
Losses expiring:		
2004	4,600	–
2005	5,200	–
2006	5,400	–
2007	76,800	7,800
2008	63,600	88,400
	155,600	96,200

10. INCOME TAXES (Cont'd)

The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense from continuing operations is as follows:

For the years ended December 31,	**2001**	2000	1999
	$	$	$
Tax expense (income) at statutory rate	**44,268**	(31,613)	(34,419)
Tax deductible interest on convertible debentures	**(10,800)**	(8,836)	(1,766)
Non taxable gain (deductible loss) on investments	**4,082**	(32,554)	(14,367)
Differences in effective rate attributable to income taxes of other countries	**(4,850)**	(1,173)	2,377
Differences related to assets and liabilities re-measured from local currency into functional currency	**2,747**	9,444	(9,454)
Effect of change in tax rate in Romania from 38% to 25% in 1999	**–**	–	19,811
Other permanent differences	**(4,162)**	1,507	1,238
Valuation allowance	**(31,285)**	(63,225)	(36,580)
	–	–	–

11. SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31,	**2001**	2000	1999
	$	$	$
Changes in operating assets and liabilities			
Trade debtors	**(12,561)**	(11,900)	(4,209)
Inventories	**(4,842)**	(2,131)	1,509
Prepaid expenses and other current assets	**2,879**	(15,065)	3,480
Trade creditors and accrued liabilities	**(49,655)**	96,354	7,084
Deferred revenues	**12,223**	9,883	(901)
	(51,956)	77,141	6,963
Significant non-cash investing and financing activities			
Acquisition of property, plant and equipment financed under supply contracts in Český Mobil	**58,505**	106,472	–
Issuance of shares in connection with interest payments on convertible debentures	**11,625**	11,663	–
Issuance of shares, Units and forgiveness of debt in connection with the acquisition of MobiFon's shares from non-controlling interest [Note 4b]	**17,297**	15,221	–
Other cash flow information			
Interest paid	**66,132**	36,793	23,724
Income tax paid	**–**	–	–

12. SEGMENTED INFORMATION

As a result of the decision to discontinue certain operations [see Note 15], the Company remains with two reportable segments: cellular operations in Romania and cellular operations in the Czech Republic. The Company's reportable segments are strategic business units that operate in different countries. They are managed separately because each business requires different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on service revenues, operating income (loss) and operating income (loss) before depreciation and amortization.

Information about the reportable segments, which is reconciled to consolidated operating income (loss), acquisitions of and carrying value of property, plant and equipment, licenses and goodwill and total assets, is summarized as follows:

	Romania Cellular	Czech Republic Cellular	Corporate and other	Total
	$	$	$	$
For the year ended December 31, 2001				
Revenues				
Services	359,868	125,928	9,434	495,230
Equipment	12,475	18,037	483	30,995
	372,343	143,965	9,917	526,225
Cost of services	69,835	97,275	4,129	171,239
Cost of equipment	27,236	22,323	747	50,306
Selling, general and administrative expenses	88,836	65,921	28,356	183,113
Operating income (loss) before depreciation and amortization	186,436	(41,554)	(23,315)	121,567
Depreciation and amortization	77,791	42,562	1,655	122,008
Operating income (loss)	108,645	(84,116)	(24,970)	(441)
Acquisitions of property, plant and equipment and licenses including non-cash items	122,360	109,211	172	231,743
Property, plant and equipment, licenses and goodwill as at December 31, 2001	537,739	483,604	845	1,022,188
Total assets of continuing operations as at December 31, 2001	648,946	542,159	63,471	1,254,576

12. SEGMENTED INFORMATION [CONT'D]

	Romania Cellular	Czech Republic Cellular	Corporate and other	Total
	$	$	$	$
For the year ended December 31, 2000				
Revenues				
Services	299,470	21,508	11,493	332,471
Equipment	8,097	12,529	955	21,581
	307,567	34,037	12,448	354,052
Cost of services	62,366	36,654	3,705	102,725
Cost of equipment	18,347	15,969	9,667	43,983
Selling, general and administrative expenses	96,735	63,418	41,829	201,982
Operating income (loss) before depreciation and amortization	130,119	(82,004)	(42,753)	5,362
Depreciation and amortization	65,965	22,056	2,363	90,384
Operating income (loss)	64,154	(104,060)	(45,116)	(85,022)
Acquisitions of property, plant and equipment and licenses including non-cash items	92,510	345,962	812	439,284
Property, plant and equipment, licenses and goodwill as at December 31, 2000	462,443	395,025	17,491	874,959
Total assets of continuing operations as at December 31, 2000	543,782	527,477	80,197	1,151,456
For the year ended December 31, 1999				
Revenues				
Services	211,359	–	15,849	227,208
Equipment	22,606	–	2,011	24,617
	233,965	–	17,860	251,825
Cost of services	50,706	–	7,948	58,654
Cost of equipment	32,617	–	4,032	36,649
Selling, general and administrative expenses	95,731	4,712	32,437	132,880
Operating income (loss) before depreciation and amortization	54,911	(4,712)	(26,557)	23,642
Depreciation and amortization	52,238	15	9,906	62,159
Operating income (loss)	2,673	(4,727)	(36,463)	(38,517)
Acquisitions of property, plant and equipment and licenses including non-cash items	141,780	63,102	3,746	208,628

Corporate and other includes revenues generated from the Company's cellular operations in India and its paging operations in Mexico.

13. COMMITMENTS

Commitments under long-term operating leases for continuing operations

The future minimum lease payments for the next 5 years, substantially all of which are denominated in foreign currencies are as follows:

	$
2002	14,341
2003	11,127
2004	9,016
2005	5,928
2006	5,454
2007	4,854
Total	50,720

Rental expenses amounted to $12.4 million, $13.4 million and $13.5 million in 2001, 2000 and 1999, respectively.

Commitments under supply contracts for continuing operations

As at December 31, 2001, the Company's subsidiaries have commitments of approximately $62 million under other supply and installation contracts.

Minority shareholder rights

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, a minority shareholder of MobiFon may require the Company to make an offer to acquire the minority shareholder's shares. The Company may also require the minority shareholder to sell its shares of MobiFon. The purchase price of such shares will be their fair market value as determined by an independent valuation and shall be payable, at the Company's option, in cash or shares of the Company.

As part of the creation of Český Mobil, a minority shareholder was given a put option and, as a result, TIW Czech may be required to purchase the Český Mobil shares owned by this minority shareholder for an amount equal to the amount paid for such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2001, this minority shareholder has contributed $13 million to the equity of Český Mobil, and this amount is included with non-controlling interest on the balance sheet.

License agreements for continuing operations

The Company's operations are committed to pay minimum annual spectrum fees of approximately $11.9 million. The conditions to the various license agreements require the Company's investees to substantially meet the deployment plans set out in their license agreements and provide a certain level of services in their relative coverage areas.

14. FINANCIAL INSTRUMENTS

Fair Value

The carrying amounts of cash and cash equivalents, trade debtors and trade creditors approximate their fair values due to the short-term maturity of these instruments.

The carrying amounts of short-term loans and long-term debt other than the 14% Notes approximate their fair values since their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company. [See Note 16g for the fair values of derivative financial instruments].

As at December 31, 2001, the fair value and effective interest rate of the 14% Notes, based on their trading on the over-the-counter market, were approximately $151.1 million and 32.0%, respectively.

Credit Risk

The concentration of credit risk with respect to trade debtors is limited due to the composition of the customer base, which includes a large number of individuals and businesses. Cash and cash equivalents are contracted with a limited number of financial institutions. However, risk of losses is unlikely because the Company has a policy of dealing only with large, creditworthy institutions.

Currency Risk

MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian Lei. As at December 31, 2001, the net monetary position held in Romanian Lei and expressed in U.S. dollars was $7.8 million [$12.3 million as at December 31, 2000].

15. DISCONTINUED OPERATIONS

ESMR/SMR Operations

On July 27, 2001, Dolphin and certain of its subsidiaries initiated legal proceedings to reach compromises with its creditors with the intent to utilize this process to restructure its balance sheet and to propose company voluntary arrangements to creditors. An administration order was made by the court and representatives from the firm Kroll Phillips have been appointed administrators of Dolphin. The financial position and results of operations of Dolphin up to July 27, 2001 have been reported in these financial statements as discontinued operations.

The proceedings have no legal implications on the Company or its continuing cellular operations, which are conducted by separate subsidiaries. The Company has taken the necessary steps and obtained the necessary amendments to avoid cross defaults under its own financing arrangements from any defaults by Dolphin or any of its subsidiaries.

Brazilian cellular joint venture operations

On March 5, 2002, the Company adopted a formal plan to dispose of its Brazilian cellular joint venture operations [the "Plan"] by way of a sale of its equity interest within the next twelve months. The proceeds from the sale will mainly be used to reimburse the Company's corporate debt. The financial position and results of operations of the Brazilian cellular joint venture operations have been reported in these financial statements as discontinued operations.

In July 2000, the Company and other partners initiated common legal proceedings in order to invalidate certain changes to the ownership structure of Telpart effected by one of the partners which, according to the Company and other partners, contravened the general telecommunications law and breached certain agreements. The Company cannot predict the outcome of the legal proceedings which may affect its ability to exercise joint control over Telpart and to realize on its investment.

15. DISCONTINUED OPERATIONS (Cont'd)

The loss from discontinued operations is presented net of income tax expenses (recovery) of ($30.7) million, ($13.0) million and $8.5 million in 2001, 2000 and 1999, respectively. For the year ended December 31, 2001, the loss from discontinued operations amounts to $ 416.1 million of which $446.8 million and an income of $30.7 million respectively, related to ESMR/SMR operations and Brazilian cellular joint ventures operations. The ESMR/SMR operations include an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of Dolphin on July 27, 2001. The Brazilian joint ventures cellular operations include a net gain of $95.4 million from the sale on March 31, 2001 of the Company's 16.3% equity interest in its two Brazilian B-Band joint ventures, for cash proceeds of $153.3 million, which amount reduced cash used in discontinued operations in 2001. It also includes a loss of $15.5 million related to the estimated loss of operations and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation accounts as the Company estimates that such amount will not be recovered from the sale of the Company's A-Band joint venture operations in Brazil.

The revenues and operating loss from discontinued operations are as follows:

For the years ended December 31,	**2001**	2000	1999
	$	$	$
ESMR/SMR Operations			
Revenues	**45,834**	90,694	97,330
Operating loss	**(425,377)**	(284,092)	(148,355)
Proportionately consolidated Brazilian joint ventures			
Revenues	**318,532**	361,133	246,268
Operating loss	**(50,304)**	(1,277)	(10,154)

The consolidated balance sheets include the following amounts related to the discontinued operations

As at December 31,	**2001**	2000
	$	$
Current Assets		
Cash and cash equivalents	**110,168**	177,819
Trade debtors	**43,349**	84,049
Prepaid and other current assets	**28,530**	143,114
	182,047	404,982
Non-current Assets		
Property, plant equipment, licenses and goodwill	**450,502**	1,690,981
Other non-current assets	**19,541**	46,746
	470,043	1,737,727
Current Liabilities		
Trade creditors and accrued liabilities	**54,880**	370,125
Other current liabilities	**16,802**	105,914
Current portion of long-term debt	**36,045**	153,483
	107,727	629,522
Non-current Liabilities		
Long-term debt	**193,134**	841,069
Non-controlling interest	**173,598**	187,259
Other non-current liabilities	**14,700**	37,149
	381,432	1,065,477

15. DISCONTINUED OPERATIONS [Cont'd]

The above include amounts related to proportionately consolidated Brazilian joint venture operations as follows:

As at December 31,	**2001**	2000
	$	$
Current assets	***182,047***	*206,095*
Non current assets	***470,043***	*664,741*
Current liabilities	***99,315***	*240,069*
Non-current liabilities	***381,432***	*382,325*

In addition, the cumulative translation adjustment account presented in the shareholders' equity includes $85.2 million and $149.9 million related to discontinued operations as at December 31, 2001 and 2000, respectively.

Included in current liabilities above, is the Company's proportionate share of $46.2 million related to financing arrangements of Tele Norte Celular Participaçoes S.A., which are governed by financial ratio covenants measured in U.S. dollars. As a result of the significant devaluation of the Brazilian Real, from $0.51 as at December 31, 2000 for one Real to $0.43 for one Real as at December 31, 2001, the Company estimates that certain of these financial ratios may not be met at any reporting date. In the event that such ratios are not met and the financial ratio covenants are not renegotiated or waived, there could be an acceleration of certain of the debts of our affiliates in Brazil. The Company has taken the necessary steps to avoid cross defaults under its own financing arrangements from any defaults by Telpart or any of its subsidiaries.

Cash used in discontinued operations include the Company's interest in proportionately consolidated Brazilian joint ventures as follows:

For the years ended December 31,	**2001**	2000	1999
	$	$	$
Operating activities	***46,960***	*165,473*	*57,690*
Investing activities	***(88,132)***	*(139,506)*	*(91,412)*
Financing activities	***37,182***	*19,503*	*39,661*
	(3,990)	*45,470*	*5,939*

Cash used in discontinued operations also include the acquisition of SMR operations in Germany and U.K., for $34.6 million in 1999 and $121.2 million in 1998. In connection with one of these acquisitions, a subsidiary issued $28.1 million of its own shares in 1999. As a result of shares issued to non-controlling interest in Dolphin and its German subsidiary in 1999 for an aggregate cash amount of $233 million, dilution gains of $152.2 million were recognized and included with loss on discontinued operations.

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements were prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"]. The following material adjustments to the Company's financial statements would be required to conform with accounting principles generally accepted in the United States ["U.S. GAAP"]:

Reconciliation of consolidated net loss

For the years ended December 31,	**2001**	2000	1999
	$	$	$
Income (loss) from continuing operations under Canadian GAAP	**162,389**	(19,672)	(74,641)
Gain on forgiveness of debt under Canadian GAAP [i]	**(238,940)**	–	–
Discontinued operations – Brazil [j]	**72,711**	(62,186)	(90,845)
Convertible debentures [c]	**(25,709)**	(22,098)	(9,735)
Loss from continuing operations under U.S. GAAP	**(29,549)**	(103,956)	(175,221)
Loss from discontinued operations under Canadian GAAP	**(416,103)**	(335,684)	(80,161)
Discontinued operations - Brazil [j]	**(30,728)**	62,186	90,845
Income (loss) from discontinued operations under U.S. GAAP	**(446,831)**	(273,498)	10,684
Loss before extraordinary item under U.S. GAAP	**(476,380)**	(377,454)	(164,537)
Extraordinary item:			
Gain on forgiveness of debt under U.S. GAAP [i]	**156,443**	–	–
Net loss under U.S. GAAP	**(319,937)**	(377,454)	(164,537)
Basic and diluted income (loss) per share:			
Income (loss) from continuing operations	**(1.70)**	(6.68)	(11.95)
Loss from discontinued operations	**(25.77)**	(17.58)	0.73
Extraordinary item	**9.02**	–	–
Net loss	**(18.45)**	(24.26)	(11.22)

Reconciliation of consolidated cash flow captions

There are no material differences between Canadian GAAP and U.S. GAAP which affect the captions of the cash flow statements except that cash used in investing activities would decrease by $153.3 million in 2001 due to the sale of the Company's equity interest in the Brazilian B-Band joint ventures and increase by $155.7 million and $121.6 million due to funds invested by the Company in its Brazilian cellular joint ventures in 2000 and 1999, respectively and cash used in discontinued operations would be adjusted by a corresponding amount.

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont'd]

Reconciliation of consolidated balance sheets

As at December 31,	2001 Canadian GAAP	2001 Adjustments		2001 U.S. GAAP	2000 U.S. GAAP
	$	$			$
ASSETS					
Current assets					
Cash and cash equivalents	85,460	(392)	[b]	85,068	127,063
Trade debtors	48,759	–		48,759	33,485
Inventories	15,385	–		15,385	10,544
Prepaid expenses	22,012	–		22,012	16,427
Deferred tax assets	3,548	–		3,548	–
Amounts due from joint ventures	–	1,043	[b]	1,043	3,049
Current assets related to discontinued operations	182,047	(182,047)	[j]	–	23,052
Other current assets	14,546	–		14,546	198,888
Total current assets	371,757	(181,396)		190,361	412,508
Property plant and equipment	871,915	–		871,915	835,440
Licenses	97,667	–		97,667	–
Goodwill	52,606	–		52,606	24,853
Non-current assets related to discontinued operations	470,043	(470,043)	[j]	–	1,071,982
Deferred financing costs	25,224	7,412	[c]	32,636	45,593
Investments and other assets	17,454	(5,171)	[b]	191,916	275,244
		179,633	[j]		
Total assets	1,906,666	(469,565)		1,437,101	2,665,620
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)					
Current liabilities					
Short-term loans	83,500			83,500	113,000
Trade creditors and accrued liabilities	107,327	(246)	[b]	131,122	176,608
		21,253	[c]		
		2,788	[g]		
Deferred revenues	32,370	–		32,370	17,995
Current portion of long-term debt	44,519	90,936	[c]	135,455	21,988
Current liabilities for discontinued operations	107,727	(104,815)	[j]	2,912	368,371
Total current liabilities	375,443	9,916		385,359	697,962

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont'd]

As at December 31,	2001 Canadian GAAP	2001 Adjustments		2001 U.S. GAAP	2000 U.S. GAAP
	$	$			$
Long-term debt	**784,183**	**300,000**	[c]	**1,166,679**	1,409,674
		82,496	[i]		
Other non-current liabilities	**14,775**	**20,625**	[g]	**30,083**	–
		(5,317)	[b]		
Deferred tax liabilities	**3,548**	**–**		**3,548**	–
Non-controlling interest	**178,228**	**(16,653)**	[g]	**161,575**	167,960
Non-current liabilities from discontinued operations	**381,432**	**(381,432)**	[j]	**–**	704,234
Units	**–**	**260,843**	[h]	**260,843**	–
Shareholders' equity (deficiency)					
Share capital	**696,954**	**–**		**696,954**	684,639
Units	**260,843**	**(260,843)**	[h]	**–**	–
Warrants	**14,502**	**–**		**14,502**	–
Additional paid-in-capital	**–**	**78,655**	[a]	**78,655**	78,655
Equity component of convertible debentures	**405,195**	**(405,195)**	[c]	**–**	–
Deficit	**(1,126,015)**	**34,673**	[c]	**(1,244,764)**	(924,734)
		23,288	[c]		
		(78,655)	[c]		
		(31,833)	[c]		
		(25,709)	[c]		
		(82,496)	[i]		
Other comprehensive income:		**41,983**	[j]		
Cumulative translation adjustment	**(82,422)**	**(27,150)**	[j]	**(109,572)**	(152,770)
Fair value of derivative instrument	**–**	**(6,761)**	[g]	**(6,761)**	–
Total shareholders' equity (deficiency)	**169,057**	**(740,043)**		**(570,986)**	(314,210)
Total liabilities and shareholders' equity (deficiency)	**1,906,666**	**(469,565)**		**1,437,101**	2,665,620

[a] Convertible shares

In 1997, under U.S. GAAP, shares that were convertible based on a conversion factor which depended upon the level of the annual internal rate of return on funds invested in equity, required that the excess, if any, of the estimated fair market value of the shares over their carrying value be recorded as an expense over the vesting period, when it became probable that they would be converted. In 1997, an amount of $78.7 million was expensed for U.S. GAAP purposes, with a corresponding increase in additional paid-in capital. This transaction was a non-cash transaction with no effect on cash flows and total equity of the Company.

[b] Investments in joint ventures

The Company accounts for investments in joint ventures using the proportionate consolidation method. Under U.S. GAAP, such investments are accounted for using the equity method. This results in reclassifications of balance sheet captions which are illustrated in the balance sheet reconciliation as presented above. Such reclassification has no impact on net loss and shareholders' equity.

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont'd]

[c] Convertible debentures

7% Equity Subordinated Debentures

Under Canadian GAAP, the debt component of the 7% equity subordinate debentures due February 15, 2002 was determined and accounted for separately from the equity component. The debt component was determined by discounting the semi-annual interest coupons at the Company's prevailing borrowing market rate for debt without such conversion features. Interest expense has been computed at the discount rate on the debt component. Under Canadian GAAP, debt issue costs were proportionally allocated between the debt and equity components. The costs related to the debt component are being amortized over the term of the debt. Unrealized foreign currency gains and losses from the translation of the debt component are deferred and amortized over the life of the convertible debentures.

7.75% Convertible Equity Subordinate Debentures

Under Canadian GAAP, the entirety of the 7.75% Convertible Subordinated Debentures has been classified as equity as the Company has the option to pay both interest and principal through the issuance of additional Subordinate Voting Shares. The related issue costs are allocated against equity.

Under U.S. GAAP, both debentures would be considered debt and their related issue costs would be deferred and amortized over the term of the debt. Interest expense would consist of the coupon rates of interest of 7% and 7.75% and the unrealized foreign currency gains or losses arising from the translation of the debt would be included in income as they arise. The impact on net loss for year ended December 31, 2001, 2000 and 1999, and on shareholders' equity as at December 31, 2001 and 2000, under U.S. GAAP has been determined as follows:

For the years ended December 31,	***2001***	*2000*	*1999*
	$	$	$
Additional interest expense	***(29,390)***	*(24,166)*	*(4,222)*
Amortization of additional deferred financing costs	***(1,888)***	*(1,738)*	*(953)*
Foreign currency translation gain (loss)	***5,569***	*3,806*	*(4,560)*
Impact on net loss	***(25,709)***	*(22,098)*	*(9,735)*
Prior year's impact on net loss	***(31,840)***	*(9,735)*	
Interest paid in shares on convertible debenture charged to deficit	***23,288***	*11,663*	
Accretion of equity component of convertible debentures charged to deficit	***34,673***	*17,737*	
Equity component of convertible debentures	***(405,195)***	*(388,259)*	
Impact on shareholders' equity (end of year)	***(404,783)***	*(390,692)*	

[d] Stock-based compensation

The Company measures its stock-based awards using the method prescribed by APB 25 for U.S. GAAP purposes. Under this method, any compensation expense relating to the Company's stock options plans would have to be reflected over the vesting periods of these options. Options granted under variable plans require that the excess, if any, of the estimated fair market value of the shares over the exercise price of the option be recorded as compensation expense over the vesting period, whereas no such compensation is recorded under Canadian GAAP. In 2000 and 2001, as indicated in Note 7, the Company reserved, for the benefit of certain individuals, options to be granted within the following 12 months. These reserved options are considered to be granted under a variable plan for accounting purposes, however, no compensation expense has resulted to date.

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont'd]

[e] Supplementary information for U.S. GAAP purposes on stock-based compensation

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001: risk-free interest rates of 5.0% [6.5%-2000]; dividend yields of 0.0% [0.0%-2000]; volatility factors of the expected market price of the Company's common stock of 40% [68.5%-2000], and a weighted-average expected life of the options of 5 years.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because change in the subjective input assumptions can materially effect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. On a pro-forma basis, the Company's net loss under U.S. GAAP would be decreased (increased) by $0.7 million, ($5.4) million and ($3.8) million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's pro forma net loss per share would decrease (increase) by $0.04, ($0.35) and ($0.30) for the years ended December 31, 2001, 2000 and 1999, respectively.

[f] FAS 130 "Comprehensive Income"

U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognized. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.

For the years ended December 31,	**2001**	2000	1999
	$	$	$
Net loss under U.S. GAAP	**(319,937)**	(377,454)	(164,537)
Foreign currency translation adjustment	**43,198**	(51,511)	(85,774)
Cumulative effect of change in accounting principle for derivatives and hedging activities	**(1,318)**	–	–
Change in fair value of derivative financial instruments	**(5,443)**	–	–
Comprehensive loss under U.S. GAAP	**(283,500)**	(428,965)	(250,311)

[g] Accounting for derivative instruments and hedging activities

Effective January 1, 2001, the Company adopted FAS 133, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount; the Company also manages its foreign currency exposure through hedging contracts. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow

16. *UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont'd]*

hedges and evaluated for effectiveness quarterly. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2001 are designated as cash flow hedges.

As disclosed in Note 7, MobiFon has hedged its variable-rate debt, which matures in 2006, by entering into an interest rate swap in which MobiFon has agreed to exchange, at specified intervals, the difference between fixed and variable interest on its $230.8 million of variable rate debt until April 2002. This swap, which was entered into as a result of an agreement with MobiFon's lenders, has a fair value of ($2.8) million as at December 31, 2001, and was designated as a cash flow hedge of the underlying variable-rate interest payments. Since the Company's assessment of the hedging relationship revealed immaterial ineffectiveness, the entire unrealized loss, net of tax and minority interest, was recorded in Accumulated Other Comprehensive Income within Shareholders' Equity. Additionally, as further described in Note 7, Český Mobil has hedged a portion of its variable-rate Euro based debt, which matures in 2006, by entering into a cross currency interest swap in which Český Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on Euro 116.3 million and 3.0 billion Koruna of variable rate debt until November 2005. Additionally, this swap has fixed the foreign currency rates on these interest payments from the Euro to Koruna. This cross currency swap was designated as a cash flow hedge of the underlying variable-rate foreign currency interest payments. Since the Company's assessment of the hedging relationship revealed no ineffectiveness, the entire unrealized loss, net of tax and minority interest, was recorded in Accumulated Other Comprehensive Income within Shareholders' Equity.

For the year ended December 31, 2001, the change in the fair value of the Company's interest rate swap and foreign currency cash flow hedges totalled $30.8 million, of which $9.5 million was reflected in income against the change in carrying value of the related hedged foreign currency debt; the effect on comprehensive income, after accounting for minority interest share of these changes, is $6.8 million including a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001. $2.8 million of the unrealized loss relates to interest rate swaps, which expire in April 2002 and, as such, has been included in other accrued liabilities. The remaining unrealized losses, are included in long-term liabilities.

A rollforward of the other comprehensive income related to these hedges is provided below:

For the year ended December 31, 2001	*MobiFon*	*Český Mobil*	*Total*
	$	*$*	*$*
Cumulative effect of adopting Statement 133	*1,318*	-	*1,318*
Net change in derivative fair value during the period	*453*	*4,990*	*5,443*
Other comprehensive income balance (end of year)	*1,771*	*4,990*	*6,761*

[h] Units

The Units issued on February 14, 2001 are accounted for as equity under Canadian GAAP because of the existence of contingency as to the ultimate method of settlement, which is outside of the control of both the company and the individual holders of such units. Under U.S. GAAP, the Units are considered to be a hybrid instrument which has embedded equity and debt components. Such instruments are treated as debt under U.S. GAAP.

16. *UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont'd]*

[i] Gain on forgiveness of debt

Under Canadian GAAP, the gain on the debt exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred costs less the face value of the new debt and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments including interest and contingent additional payments relative to the 14% Notes specified by the terms are netted against the realized gain on forgiveness of debt. Thereafter, all cash payments under the terms of the 14% Notes will be accounted for as reductions of the carrying amount of the 14% Notes and no interest expense will be recognized on the 14% Notes for any period between the restructuring and maturity of the New Notes.

The gain on forgiveness of debt is an extraordinary item under U.S. GAAP and is excluded from the results of continuing operations.

[j] Discontinued operations

Commencing January 1, 2002, the Company was required to adopt FASB Statement No. 144, Accounting for the impairment or disposal of Long Lived Asset ("FAS144"). Under FAS 144, the discontinued operations of Brazilian joint ventures must continue to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations are issued. Additionally, future operations losses will not be recognized on these discontinued operations until they occur, and the investment will be measured at the lower of its carrying amount of fair value less costs to sell. The decision to dispose of the remaining Brazilian joint ventures occurred on March 5, 2002. Under Canadian GAAP, these operations are presented as discontinued operations for the year ended December 31, 2001 based on this subsequent event. Consequently, results from the Company's operations in Brazil have been reclassified from loss from discontinued operations to loss from continuing operations for 2001, 2000 and1999. In 2001, the estimated loss of operations from the measurement date to the date of disposal including the loss resulting for the partial realization on the cumulative translation adjustment were reversed under U.S. GAAP.

17. *COMPARATIVE FIGURES*

Certain comparative figures were reclassified to conform to the presentation adopted in 2001.

18. *SUBSEQUENT EVENTS*

Recapitalization plan

Between January 1, 2002 and March 13, 2002, the Company completed the following several transactions contemplated by the Agreement referred to in Note 7.

7% Equity Subordinated Debentures

On February 5, 2002, the Company completed an issuer bid to acquire the Cdn$150 million 7% Equity Subordinate Debentures ("ESD") . Pursuant to a purchase offer and consent request, the Company has paid Cdn$6.8 million and has issued 2.5 million warrants, each entitling the holder to purchase one Subordinate Voting Share at a price of Cdn$1.61 at any time before March 31, 2003, to ESD holders who elected Cdn$300 in cash and 109 warrants for each Cdn$1000 in principal amount, including accrued and unpaid interest ("Cash Offer"). The Company also issued approximately 37.7 million Subordinate Voting Shares and approximately 3.7 million warrants, each entitling the holder to purchase one Subordinate Voting Share at a price of Cdn$1.61 at any time before September 30, 2002, to ESD holders who elected 308 Subordinate Voting Shares and 30 warrants for each Cdn$1000 in principal amount, including accrued and unpaid interest ("Share Offer").

18. SUBSEQUENT EVENTS (Cont'd)

The Company amended the ESDs to, among other things, extend the maturity of ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, delay the next interest payment date to June 30, 2002, provide for the right of the Company to convert the ESDs at maturity into Subordinate Voting Shares at a price equal to the greater of Cdn$1.00 and the then current market price of the Subordinate Voting Shares and provide for the optional conversion at maturity by holders of the ESDs into Subordinate Voting Shares at a price of Cdn$4.40. The Company paid approximately Cdn$0.1 million to ESD holders who consented to the proposed amendments but did not elect either the Share Offer or Cash Offer. The Company has amended and reduced the remaining outstanding principal of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.25 million in principal amount.

7.75% Convertible Debentures

The Company has converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest of $11.6 million due September 2001, ("the CDs") for 154.5 million Subordinated Voting Shares. The Company has undertaken to issue warrants to certain holders to purchase up to a total of 15 million Subordinate Voting Shares at $1.00 per share on or before September 30, 2002.

Units Exchange and Equity Financing Commitments

In connection with the Company's exchange offer to the holders of its outstanding Units and the financing commitments under the Agreement, the Company acquired 33.7 million Units and raised $51.7 million in gross proceeds. This new financing is in addition to the December 14, 2001 issuance of 24.5 million Special Warrants for gross proceeds of $15.0 million. In consideration for this new financing and the payments of Units tendered under the exchange offer, the Company has issued (a) an additional 269.2 million in aggregate of Subordinate Voting Shares and special warrants (b) 4.8 million warrants, each allowing the holder to purchase one Subordinate Voting Share at a price $1.00 on or before March 31, 2003 and (c) 8.5 million warrants, each allowing the holder to purchase one Subordinate Voting Share at a price Cdn$1.59 on or before March 31, 2003. This exchange has resulted in an increase in the Company's equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively. In addition, since the Units are no longer subject to the deemed conversion feature [see Note 8] in acordance with a court judgement, rendered on February 4, 2002, the remaining Units will be presented within current liabilities for accounting purposes until their expiry on June 30, 2002 at which date they will be accounted for as non-controlling interest and a gain on disposal of ClearWave shares will be recorded in the event holders of the Units do not elect to exchange the Units for Subordinate Voting Shares.

On March 13, 2002, the remaining 35 million Special Warrants were converted into 35 million non-voting Preferred Shares for no additional consideration. Each non-voting Preferred Shares is convertible into Subordinate Voting Share at the holder's option on a one for one basis and rank pari-passu with the Subordinate Voting Shares.

As a result of the above transactions, as of February 28, 2002, the following represents all equity securities outstanding and the number of Subordinate Voting Shares into which all securities are convertible, exercisable or exchangeable:

	Subordinate Voting Share
Subordinate Voting Shares outstanding	*467,171,780*
Preferred shares outstanding	*35,000,000*
Convertible instruments and other	
Outstanding granted employees and directors' stock options	*457,883*
Warrants	*34,490,983*
Units	*2,427,767*
Convertible Equity Subordinated Debentures	*284,091*
	539,832,504

FINANCIAL RETROSPECTIVE

FIVE YEAR REVIEW

(in thousands of U.S. dollars, except per share data)	**2001**	2000	1999	1998	1997
Revenues	**526,225**	354,052	251,825	178,508	56,318
Operating income (loss) before depreciation and amortization	**121,567**	5,362	23,642	(17,690)	(65,940)
Depreciation and amortization	**122,008**	90,384	62,159	44,486	12,725
Operating loss	**(441)**	(85,022)	(38,517)	(62,176)	(78,665)
Income (loss) from continuing operations	**162,389**	(19,672)	(74,641)	(99,896)	(74,607)
Loss from discontinued operations	**(416,103)**	(335,684)	(80,161)	(79,146)	(7,496)
Net loss	**(253,714)**	(355,356)	(154,802)	(179,042)	(82,103)
Basic earnings (loss) per share					
From continuing operations	**7.71**	(2.83)	(5.43)	(7.18)	(6.39)
From discontinued operations	**(24.00)**	(21.58)	(5.47)	(5.69)	(0.64)
Net loss	**(16.29)**	(24.41)	(10.90)	(12.87)	(7.03)
Diluted earnings (loss) per share					
From continuing operations	**4.05**	(2.83)	(5.43)	(7.18)	(6.39)
From discontinued operations	**(10.33)**	(21.58)	(5.47)	(5.69)	(0.64)
Net loss	**(6.28)**	(24.41)	(10.90)	(12.87)	(7.03)
Total assets	**1,906,666**	3,294,165	2,486,892	2,145,000	845,461
Long-term debt (net of current maturities)	**784,183**	1,013,725	635,076	536,280	429,018
Shareholders' equity	**169,057**	76,389	47,431	208,187	225,553

QUARTERLY FINANCIAL DATA

(in thousands of U.S. dollars, except per share data)	First	Second	Third	Fourth	Year
2001					
Revenues	106,675	122,408	139,433	157,709	526,225
Operating income before depreciation and amortization	10,908	30,165	42,758	37,736	121,567
Depreciation and amortization	27,024	28,831	31,165	34,988	122,008
Operating income (loss)	(16,116)	1,334	11,593	2,748	(441)
Income (loss) from continuing operations	(14,072)	(13,135)	205,516	(15,920)	162,389
Loss from discontinued operations	(234,228)	(109,952)	(19,729)	(52,194)	(416,103)
Net income (loss)	(248,300)	(123,087)	185,787	(68,114)	(253,714)
Basic earnings (loss) per share					
From continuing operations	(1.32)	(1.24)	12.15	(1.12)	7.71
From discontinued operations	(14.57)	(6.73)	(1.21)	(2.54)	(24.00)
Net income (loss)	(15.90)	(7.98)	10.94	(3.66)	(16.29)
Diluted earnings (loss) per share					
From continuing operations	(1.32)	(1.24)	3.09	(1.12)	4.05
From discontinued operations	(14.57)	(6.73)	(0.39)	(2.54)	(10.33)
Net income (loss)	(15.90)	(7.98)	2.70	(3.66)	(6.28)

QUARTERLY FINANCIAL DATA (cont'd)

(in thousands of U.S. dollars, except per share data)	*First*	*Second*	*Third*	*Fourth*	*Year*
2000					
Revenues	*72,855*	*82,204*	*94,101*	*104,892*	*354,052*
Operating income (loss) before depreciation and amortization	*10,733*	*13,657*	*(4,989)*	*(14,039)*	*5,362*
Depreciation and amortization	*21,382*	*18,424*	*24,912*	*25,666*	*90,384*
Operating loss	*(10,649)*	*(4,767)*	*(29,901)*	*(39,705)*	*(85,022)*
Income (loss) from continuing operations	*(23,021)*	*(9,736)*	*41,279*	*(28,194)*	*(19,672)*
Loss from discontinued operations	*(78,628)*	*(89,161)*	*(81,878)*	*(86,017)*	*(335,684)*
Net loss	*(101,649)*	*(98,897)*	*(40,599)*	*(114,211)*	*(355,356)*
Basic earnings (loss) per share					
From continuing operations	*(1.70)*	*(1.00)*	*2.10*	*(2.25)*	*(2.83)*
From discontinued operations	*(5.14)*	*(5.75)*	*(5.24)*	*(5.45)*	*(21.58)*
Net loss	*(6.84)*	*(6.74)*	*(3.14)*	*(7.70)*	*(24.41)*
Diluted earnings (loss) per share					
From continuing operations	*(1.70)*	*(1.00)*	*2.10*	*(2.25)*	*(2.83)*
From discontinued operations	*(5.14)*	*(5.75)*	*(5.24)*	*(5.45)*	*(21.58)*
Net loss	*(6.84)*	*(6.74)*	*(3.14)*	*(7.70)*	*(24.41)*

SHARES PRICES

Toronto			***2001***			*2000*
(in Canadian dollars)	***High***	***Low***	***Close***	*High*	*Low*	*Close*
Per Subordinate Voting Share						
First quarter	***43.25***	***11.40***	***13.35***	*352.50*	*212.50*	*263.75*
Second quarter	***18.35***	***5.80***	***7.85***	*263.75*	*129.50*	*135.00*
Third quarter	***10.70***	***0.86***	***0.86***	*180.50*	*105.00*	*106.25*
Fourth quarter	***3.44***	***0.42***	***1.57***	*111.25*	*28.25*	*38.50*

Nasdaq (in U.S. dollars)	***High***	***Low***	***Close***	*High*	*Low*	*Close*
Per Subordinate Voting Share						
First quarter	***29.38***	***7.34***	***8.13***	*240.00*	*147.50*	*182.50*
Second quarter	***11.85***	***3.95***	***5.48***	*182.50*	*87.50*	*92.50*
Third quarter	***7.31***	***0.60***	***0.60***	*122.20*	*70.30*	*70.30*
Fourth quarter	***2.19***	***0.25***	***0.98***	*74.70*	*18.75*	*25.65*

	December 31, 2001
Number of Multiple Voting Shares	*817,462*
Number of Outstanding Subordinate Voting Shares	*15,509,700*
Stock Listing and Symbol	
Toronto Stock Exchange	*TIW*
NASDAQ Stock Exchange	*TIWI*

OTHER INFORMATION

CORPORATE

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montréal, Québec
H3B 4W5
Canada
(514) 673-8497

Telesystem International Wireless Corporation N.V.
World Trade Center
Strawinskylaan 707
1077 XX Amsterdam
The Netherlands
31 (20) 305.09.80

PRINCIPAL BUSINESS UNITS

Central/Eastern Europe

ClearWave N.V.
Head Office
World Trade Center
Strawinskylaan 707
1077 XX Amsterdam
The Netherlands
31 (20) 305.09.80

Český Mobil a.s. (OSKAR)
Vinice
Vinohradská 167
100 00 Praha 10
Czech Republic
420 (2) 7117 1111

MobiFon S.A. (CONNEX)
City Business Center
3 Nerva Traian Street
Complex M101, Sector 3
74228 Bucharest
Romania
40 (1) 302.10.00

BOARD OF DIRECTORS

Chairman

Charles Sirois[2]
Chairman and
Chief Executive Officer
Telesystem Ltd.

Directors

Daniel Cyr[1]
Senior Vice-President
and Chief Financial Officer
Telesystem Ltd.

Jacques A. Drouin[2]
Managing Director and Canada Country Head
based in London, England
Lazard Brothers & Co. Limited

Martin Fafard[1]
Vice-President
CDP Capital Communications Inc.

Michael R. Hannon[1]
Partner
J.P. Morgan Partners, LLC

C. Kent Jespersen[1]
Chairman
La Jolla Resources International Ltd.

Eva Lee Kwok[2]
Chair and Chief Executive Officer
Amara International Investment Corp. Inc.

Jonathan Meggs[2]
Partner
J.P. Morgan Partners Europe Ltd.

1 Member of the Audit Committee

2 Member of the Human Resources and Compensation Committee

CORPORATE OFFICERS

Charles Sirois
Chairman

Bruno Ducharme
President and Chief Executive Officer

Mario Bertrand
President, New Ventures

André Gauthier
Vice-President and Chief Financial Officer

Jacques P. Langevin
Senior Human Resources Officer

Margriet Zwarts
General Counsel & Secretary

OPERATIONS HEADS

Central/Eastern Europe

Alexander Tolstoy
President and Chief Executive Officer
ClearWave N.V.
Chairman and Chief Executive Officer
MobiFon S.A. and Český Mobil a.s.

Edward Lattimore
President and Chief Operating Officer
MobiFon S.A.

Investor Relations

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montréal, Québec
H3B 4W5 Canada
(514) 673-8497
www.tiw.ca

Transfer Agent and Registrar

The transfer agent and registrar for the Subordinate Voting Shares and Units in Canada is Computershare Trust Company of Canada, at its principal offices in Vancouver, Calgary, Toronto and Montréal. The transfer agent and registrar for the Subordinate Voting Shares in the United States is Computershare Trust Company, Inc., at its principal office in New York.

Trustee

The trustee for the 13¼%, 10½% and 14% Senior Discount Notes is Bank of Nova Scotia Trust Company of New York, at its principal office in New York. The trustee for the 7% Equity Subordinated Debentures and Units is Computershare Trust Company of Canada, at its principal office in Montréal.

Stock Exchange Listings

The Corporation's Subordinate Voting Shares are listed on the Toronto Stock Exchange under the symbol TIW, and on the Nasdaq Stock Market® under the symbol TIWI. The Corporation's 7% Equity Subordinated Debentures and Units are listed on the Toronto Stock Exchange under their respective symbols TIW.DB.A and TIW.UN.

Securities Commission Filings

In addition to its annual report, the Corporation files a management proxy circular with the Canadian Securities Commissions. It also files a Form 20-F with the U.S. Securities and Exchange Commission and with the Canadian Securities Commissions.

Auditors

Ernst & Young L.L.P., Chartered Accountants
1 Place Ville-Marie, Suite 2400
Montréal, Québec
H3B 3M9 Canada

Annual Meeting

The annual meeting of Telesystem International Wireless Inc. will be held at 1:30 p.m. on Friday, May 17, 2002 at the Marriott Château Champlain, 1, Place du Canada, Montréal, Québec. Shareholders are invited to attend this meeting.

Pour obtenir un exemplaire de la version française du rapport annuel, veuillez communiquer avec le service des Relations avec les investisseurs.

www.tiw.ca

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

TIW

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the "Meeting") of the holders of Subordinate Voting Shares of Telesystem International Wireless Inc. (the "Corporation") will be held at the Marriott Château Champlain, 1 Place du Canada, Montréal, Québec, on May 17, 2002, at 1:30 p.m. for the purposes of:

(1) receiving the consolidated financial statements of the Corporation for the financial year ended December 31, 2001 and the Auditors' report thereon;

(2) electing directors;

(3) appointing auditors and authorizing the directors to fix their remuneration;

(4) considering and, if deemed appropriate, adopting a resolution to approve an increase in the number of Subordinate Voting Shares issuable under the Employees Stock Option Plan and other amendments thereto, the full text of which is set out in Schedule "A" to the Management Proxy Circular;

(5) considering and, if deemed appropriate, adopting a special resolution to approve an amendment to the Articles of Incorporation of the Corporation to eliminate the Multiple Voting Shares of the Corporation from its authorized share capital and to re-designate the Subordinate Voting Shares of the Corporation as Common Shares, the full text of which is set out in Schedule "B" to the Management Proxy Circular; and

(6) transacting such other business as may be properly brought before the Meeting.

Enclosed is a copy of the 2001 Annual Report of the Corporation including the consolidated financial statements and the Auditors' report thereon, together with the Management Proxy Circular and a Form of Proxy.

DATED at Montréal, Québec, Canada, this 14th day of March 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Margriet Zwarts
Secretary

TELESYSTEM INTERNATIONAL WIRELESS INC.
1000 de La Gauchetière Street West, 16th floor
Montréal, Québec, Canada, H3B 4W5

IMPORTANT

Shareholders registered at the close of business on April 5, 2002 will be entitled to receive notice of the Meeting. Shareholders who are unable to attend the Meeting are requested to sign the enclosed Form of Proxy and return it in the envelope provided for this purpose. Proxies must be received at the Montréal office of Computershare Trust Company of Canada, 1800 McGill College Avenue, 6th floor, Montréal, Québec, Canada, H3A 3K9, no later than the close of business on the last business day preceding the Meeting or any adjournment thereof or may be delivered to the Chairman at the Meeting or any adjournment thereof.

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by the Management of Telesystem International Wireless Inc. (the "Corporation") of proxies to be used at the Annual and Special Meeting (the "Meeting") of shareholders of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 14, 2002.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed form of proxy (the "Form of Proxy") are officers of the Corporation. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the Form of Proxy and deleting the names printed thereon.**

To be valid, proxies must be received at the Montréal office of Computershare Trust Company of Canada, 1800 McGill College Avenue, 6th floor, Montréal, Québec, Canada, H3A 3K9, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. **Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted "FOR" all the proposals described herein.**

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 14, 2002, 467,171,780 Subordinate Voting Shares were outstanding, being the only outstanding shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote for each share registered in his or her name at the close of business on April 5, 2002, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his or her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he or she produces properly endorsed share certificates or otherwise establishes proof of his or her ownership of the shares and demands, not later than ten days before the Meeting, that his or her name be included on the list of shareholders entitled to vote. This list of shareholders will be available for inspection during normal business hours at the Montréal office of Computershare Trust Company of Canada, the transfer agent of the Corporation, 1800 McGill College Avenue, 6th floor, Montréal, Québec, Canada, H3A 3K9, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the

Corporation.

To the knowledge of senior officers and directors of the Corporation, as of March 14, 2002, the following were the only persons or companies who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Voting Rights attached to all Subordinate Voting Shares
Telesystem Ltd. (1)	128,765,419	27.6%
Caisse de dépôt et placement du Québec (2)	65,276,760	14.0%
U.F. Investments (Barbados) Ltd.	77,579,054	16.6%
J.P. Morgan Partners, LLC (3)	81,814,409	17.5%
Total	353,435,642	75.7%

(1) Includes shares held by subsidiaries of Telesystem Ltd., ultimately controlled by Charles Sirois.

(2) Includes shares held by subsidiaries of Caisse de dépôt et placement du Québec.

(3) Represents shares held by affiliates of J.P. Morgan Partners, LLC.

PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the financial year ended December 31, 2001 and the Auditors' report thereon will be presented at the Meeting.

ELECTION OF THE DIRECTORS

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three and a maximum of twenty directors. At the Meeting, Management proposes to nominate 8 individuals for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.

Management does not anticipate that any of the nominees mentioned below will be unable, or for any reason whatsoever, be reluctant to fulfil their duties as directors.

Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholders specified on the Form of Proxy to abstain from voting for the election of the directors.

The following table and notes thereto set out the name of each of the individuals whom is proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, such individual's respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or Office with the Corporation	Principal Occupation or Employment	Director since	Number of Subordinate Voting Shares
Daniel Cyr (1) Director	Senior Vice-President and Chief Financial Officer Telesystem Ltd. (a private holding company)	May 2000	12,742
Jacques A. Drouin (2) Director	Managing Director of Lazard Brothers & Co. Limited (an investment bank) and Canada Country Head Based in London, England	March 1997	77,975
Martin Fafard (1) Director	Vice-President Capital Communications CDPQ Inc. (a fund manager)	March 2002	—
Michael R. Hannon (1) Director	Partner J. P. Morgan Partners, LLC (a private equity organization)	March 2002 (3)	—
C. Kent Jespersen (1) Director	Chairman of the Board La Jolla Resources International Ltd. (an international advisory and investment company)	March 1999	9,099
Eva Lee Kwok (2) Director	Chair and Chief Executive Officer Amara International Investment Corp. (a private real estate investment company)	March 2002	—
Jonathan Charles C. Meggs (2) Director	Partner J. P. Morgan Partners Europe Ltd. (a private equity organization)	March 2002	—
Charles Sirois (2) Chairman of the Board	Chairman of the Board and Chief Executive Officer Telesystem Ltd. (a private holding company)	March 1997	128,786,239 (4)

(1) Member of the Audit Committee.

(2) Member of the Human Resources and Compensation Committee.

(3) Mr. Hannon had been a member of the Board of Directors of the Corporation from May 2000 until his resignation on August 13, 2001.

(4) Mr. Sirois holds directly 20,820 Subordinate Voting Shares and exercises control over 128,765,419 Subordinate Voting Shares through Telesystem Ltd., which owns its participation in the Corporation directly and through certain subsidiaries of Telesystem Ltd.

In the past five years, each of the foregoing nominee directors had the principal occupation set out opposite his name, except that:

- Prior to 2000, Daniel Cyr held the position of Chief Financial Officer of Telesystem Ltd.;
- Prior to joining Capital Communications CDPQ Inc. Martin Fafard held various positions in the investment banking division of TD Securities Inc. from 1997 to 1999 and in the Corporate Finance Group at KPMG from 1987 to 1997;
- In November 1997, C. Kent Jespersen was appointed President and Chief Executive Officer (elect) of NOVA Energy, which merged with TransCanada Energy Services in January 1998. From 1994 to 1998, Mr. Jespersen was President of NOVA Gas International Ltd. and Senior Vice-President of NOVA Corporation;
- From 1992 until February 2000, Charles Sirois was Chairman and Chief Executive Officer of Teleglobe Inc.

The information as to Subordinate Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors and Officers

For the year ended December 31, 2001, an aggregate amount of Cdn$7.6 million was paid to the members of the Board of Directors of the Corporation and to the executive officers of the Corporation and its subsidiaries, including compensation

for salary, bonuses and benefits. In 2001, no options were granted to directors under the Corporation's Directors Stock Option Plan (the "Directors Stock Option Plan") and 7,374 options were granted to executive officers of the Corporation under the Corporation's Employees Stock Option Plan (the "Employees Stock Option Plan"). As of December 31, 2001, no amounts had been set aside for pension and retirement benefits for directors and executive officers.

Compensation of Directors

In 2001, directors who were not employees received $20,000 per year as a retainer fee and a fee of $1,200 for each meeting of the Board of Directors or of a Committee attended by them in person and a fee of $800 if such participation was made by telephone. Where a Board of Directors meeting and a Committee meeting were held on the same day and in the same location, a director attending both meetings received a fee of $1,200. If a second Committee meeting was held on the same day and in the same location, a director attending such meeting received an additional fee of $1,200. The Chairman of the Board of Directors received a fee of $20,000 per month. The Chairman of any Committee of the Board of Directors received a fee of $3,500 per year.

In addition, directors, other than the Chairman of the Board of Directors, normally receive on an annual basis an option grant under the Corporation's Directors Stock Option Plan having a capital-at-work of $40,000. However, in 2001, no options were granted under the Directors Stock Option Plan.

These stock option grants are conditional on meeting stock ownership guidelines that will ultimately require directors to hold shares with a market value of $100,000.

The above dollar figures are denominated in Canadian dollars for directors who are resident of Canada and in United States dollars for directors who are not resident of Canada.

Compensation of Named Executive Officers

The table below shows certain compensation information for Mr. Bruno Ducharme, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended December 31, 2001 (collectively, the "Named Executive Officers"). This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

		Annual Cash Compensation			Long-Term Compensation			
Name and Principal Position	**Year**	**Salary (Cdn$)**	**Bonus[1] (Cdn$)**	**Other Annual Compensation (Cdn$) [3]**	**Securities Under Options[2] (#)**	**Restricted Shares or Share Units (#)**	**Long-Term Incentive Program Payouts (Cdn$)**	**All Other Compensation (Cdn$)**
Bruno Ducharme	2001	500,000	100,000	–	–	–	–	–
President and Chief	2000	446,667	224,000	–	74,477	–	–	–
Executive Officer	1999	380,000	256,500	–	–	–	–	–
Mario Bertrand	2001	279,173	63,652	256,775	7,374	–	–	–
President,	2000	251,212	98,123	227,068	18,750	–	–	–
New Ventures	1999	200,000	140,000	275,600	5,592	–	–	–
René Patoine	2001	261,909	95,335	720,976	–	–	–	–
Executive Director,	2000	231,325	105,901	287,901	16,833	–	–	–
Operations	1999	216,045	87,222	261,290	–	–	–	–
Karla Stephens	2001	173,636	86,384	346,602	–	–	–	–
Chief Commercial	2000	162,155	80,064	264,463	2,419	–	–	–
Officer, Cesky Mobil a.s.	1999	125,000	62,500	104,000	453	–	–	–
Alexander Tolstoy	2001	298,555	222,125	709,913	–	–	–	–
President and Chief	2000	273,515	205,136	603,287	11,382	–	–	–
Executive Officer, ClearWave N.V.	1999	210,000	161,300	451,200	1,101	–	–	–

(1) Bonus awards are paid in cash in the year following the financial year for which they are awarded.
(2) Indicates the number of options granted under the Corporation's Employees Stock Option Plan in the relevant financial year.
(3) Represents primarily premiums for services rendered outside of Canada, including foreign currency conversions from Canadian to U.S. dollars.

Stock Option Plans for Senior Executives, Key Employees and Directors

On April 30, 1997, the Corporation established the Employees Stock Option Plan. The Board of Directors of the Corporation approved certain amendments to the Employees Stock Option Plan, which are to become effective as of November 15, 2001, subject to the approval of shareholders at the Meeting, as described in this Management Proxy Circular under

"Amendments to the Employees Stock Option Plan". The following is a description of the terms of the Employees Stock Option Plan prior to being amended by the Board of Directors. All of the options granted under the Employees Stock Option Plan to acquire Subordinate Voting Shares may be exercised within a maximum period of seven years following the date of grant. Options may be exercised as follows: (i) on or after the second anniversary of the date of grant as to 25% of the optioned shares or any part thereof; (ii) on or after the third anniversary of the date of grant as to an additional 50% of the optioned shares or any part thereof; and (iii) on or after the fourth anniversary of the date of grant, as to the remaining 25% of the optioned shares or any part thereof, subject to the right of the Board of Directors to determine that a particular option will be exercisable in whole or in part on dates different from the above, provided that the term of such option does not exceed seven years. All options are granted at the market price of the Subordinate Voting Shares on the day preceding the date of grant and are exercisable over a maximum period of seven years. Any option granted pursuant to the Employees Stock Option Plan will lapse 30 days after the holder thereof ceases to be an officer, employee or consultant of the Corporation (or within 90 days if the holder is dismissed without cause). In the event of death, retirement or disability, any option held by the optionee lapses twelve months after the date of any such death, retirement or disability. The maximum number of Subordinate Voting Shares that are currently issuable under the Employees Stock Option Plan is 1,200,000 Subordinate Voting Shares. The maximum number of Subordinate Voting Shares that may be optioned in favor of any individual is 2% of the issued and outstanding shares from time to time.

On April 30, 1997, the Corporation also established the Directors Stock Option Plan. Under the proposed amendments to the Employees Stock Option Plan, directors would become eligible participants under such plan. In the event that shareholders at the Meeting approve these amendments, it is not expected that options will continue to be granted under the Directors Stock Option Plan. Directors who are eligible to receive options to purchase Subordinate Voting Shares under the Directors Stock Option Plan are members of the Board of Directors of the Corporation who are not officers or employees of the Corporation. The provisions of the Directors Stock Option Plan are identical in all material respects to the provisions of the Employees Stock Option Plan except that the vesting provisions provide for vesting of 100% of the options after one year. The maximum number of Subordinate Voting Shares that are issuable under the Directors Stock Option Plan is 80,000 Subordinate Voting Shares (representing together with the number of Subordinate Voting Shares issuable under the Employees Stock Option Plan not more than 10% of the issued and outstanding shares). The maximum number of Subordinate Voting Shares that may be optioned in favour of any individual is 2% of the issued and outstanding shares from time to time.

Option Grants in Last Financial Year

In 2001, a total of 104,780 options were granted to officers, employees and consultants and 269,720 options were cancelled under the Employees Stock Option Plan. An aggregate of 31,197,000 options were conditionally granted to officers and employees and 241,600 options to directors on November 15, 2001 under the amended Employees Stock Option Plan. However, since those options are conditional on the approval of the amendments to the Employees Stock Option Plan by shareholders at the Meeting, as described in this Management Proxy Circular under "Amendments to the Employees Stock Option Plan", such options have not been included as part of the compensation of the Named Executive Officers.

The table below shows information regarding stock option grants made to the Named Executive Officers under the Employees Stock Option Plan during the financial year ended December 31, 2001.

Name of Executive Officers	Securities Under Options Granted [(1)] (#)	Percentage of Net Total of Options Granted in Financial Year (%)	Exercise Price (#/Cdn$)	Market Value of Securities Underlying Options on the Date of Grant [(2)] (#/Cdn$)	Expiration Date
Bruno Ducharme	–	–	–	–	–
Mario Bertrand	7,374	n.a.	3,687/$32.50 3,687/$1.92	3,687/$32.50 3,687/$1.92	March 5, 2008
René Patoine	–	–	–	–	–
Karla Stephens	–	–	–	–	–
Alexander Tolstoy	–	–	–	–	–

(1) Underlying securities: Subordinate Voting Shares.
(2) The exercise price of options granted is determined based on the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange (the "TSE") on the last trading day preceding the grant date.

Aggregated Options Exercised in Last Financial Year and Financial Year End Option Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended December 31, 2001, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at December 31, 2001. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise price of the option. The value of unexercised "in-the-money" options at financial year-end is the difference between its exercise price and the market value of the underlying Subordinate Voting Shares on December 31, 2001, which was Cdn$1.57 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting.

Name of Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options at December 31, 2001		Value of Unexercised "In-the-Money"* Options at December 31, 2001[(1)]	
			Exercisable (#)	Unexercisable (#)	Exercisable (Cdn$)	Unexercisable (Cdn$)
Bruno Ducharme	–	–	69,649	63,220	–	–
Mario Bertrand	–	–	20,592	25,034	–	–
René Patoine	–	–	21,625	13,876	–	–
Karla Stephens	–	–	2,384	2,154	–	–
Alexander Tolstoy	–	–	18,177	9,363	–	–

(1) The value of unexercised "in-the-money" options is calculated using the closing price of the Subordinate Voting Shares on the TSE on December 31, 2001, i.e. Cdn$1.57, less the exercise price of "in-the-money" options.
* "In-the-money" options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.

Retention Incentive

The Named Executive Officers are covered by the Corporation's retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for a payment, upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between three months and 36 months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus for the same period. In the case of the Named Executive Officers, the amounts payable under the retention

incentives range from 12 to 36 months.

REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

Members of the HR Committee

During the financial year ended December 31, 2001, the HR Committee was composed of Jacques A. Drouin, as Chairman, Michael R. Hannon, C. Kent Jespersen and Pierre MacDonald, none of whom were officers or employees, or former officers or employees, of the Corporation or its subsidiaries. On August 13, 2001, Michael R. Hannon resigned from his position on the Board of Directors and the Board's committees.

HR Committee Mandate

The HR Committee is a committee of the Board of Directors. It is mandated to review and make recommendations to the Board of Directors in connection with the appointment and remuneration of officers of the Corporation and of its subsidiaries, including the Chief Executive Officer. In addition, the HR Committee makes recommendations to the Board of Directors with respect to the options to be granted under the Employees Stock Option Plan and the Directors Stock Option Plan.

The HR Committee also reviews and approves the design and competitiveness of the Corporation's total compensation policy, architecture and plans, including the mix between cash and incentive compensation. It is responsible for reviewing and making recommendations with respect to all human resources matters relating to the officers and employees of the Corporation.

The HR Committee held eight meetings during the financial year ended December 31, 2001.

Executive Compensation Policy

A revised total compensation policy was introduced in 1999 to recognize and reward individual contributions to the short-term and long-term success of the Corporation and also ensure that the Corporation offers competitive compensation.

In accordance with such policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. The Corporation aims to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation in the third quartile upon the achievement of superior results. Incentive compensation is awarded through plans and criteria approved by the HR Committee.

The benefits consist of insurance coverage and flexible perquisites such as car allowance, club memberships and professional counseling. The Corporation does not provide retirement or savings benefits to its executives.

Incentive compensation, which includes distinct short-term and long-term components, is based on North American practices. It makes up a significant portion of the total compensation of executives and is designed to link executive remuneration and corporate performance, with a generally higher emphasis on the long-term component. For the Named Executive Officers, the short-term incentive opportunity ranges from 10% to 13% of total compensation and the long-term incentive opportunity ranges from 50% to 70% of total compensation. Therefore, the "at risk" or incentive portion of their total compensation ranges from 63% to 80%.

Short-Term Incentive Compensation

The short-term incentive plan offers bonuses tied to the achievement of pre-determined corporate strategic objectives (e.g. financing plan), quantitative operational objectives (e.g. number of subscribers, EBITDA and revenues) and individual performance objectives supporting these business objectives. The objectives, and the bonus payouts corresponding to their level of achievement, are established on a yearly basis. The strategic and operational objectives are presented to and approved by the Board of Directors.

For the Named Executive Officers, bonuses range from 30% to 50% of base salary when the strategic, operational and individual objectives are achieved. When such objectives are exceeded, bonuses are higher but cannot exceed twice the target bonuses. When objectives are not met, bonuses are lower and not paid at all when they are met at less than certain specified thresholds.

For financial year 2001, the HR Committee reviewed and recommended to the Board of Directors approval of bonuses under the short-term incentive plan that were in line with the level of achievement of the strategic and operational objectives, but subject to the successful completion of the Corporation's equity recapitalization plan.

Long-Term Incentive Compensation

The long-term incentive compensation is made up of the Employees Stock Option Plan and the Performance Unit Plan.

Introduced in 1997, the Employees Stock Option Plan is designed to motivate officers, employees and consultants, align their interests with the Corporation's shareholders over the long-term and create an ownership mentality. It is of limited duration and is subject to the HR Committee review to ensure maintenance of its market competitiveness.

On November 15, 2001 and March 5, 2002, the Board of Directors, on the recommendation of the HR Committee, approved certain amendments to the Employees Stock Option

Plan, which are to become effective as of November 15, 2001, subject to approval of shareholders at the Meeting, as described in this Management Proxy Circular under "Amendments to the Employees Stock Option Plan".

The current Employees Stock Option Plan provides for the issuance of options to officers, employees and consultants to purchase Subordinate Voting Shares. The number of options granted to officers and employees is determined so as to deliver an intended target annual compensation value expressed as a multiple of the base salary of such persons. Under the current policy, the multiples range from 17.5% to 337.5% (95% to 337.5% for the Named Executive Officers) of the annual base salary.

Pursuant to the Employees Stock Option Plan, the option grants are reviewed and recommended by the HR Committee for approval by the Board of Directors. The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation.

On November 15, 2001 and March 5, 2002, the Board of Directors, on the recommendation of the HR Committee, approved a Performance Unit Plan. Under the Performance Unit Plan, units are issued to certain holders of options granted under the Employees Stock Option Plan. Units give right, upon a change of control of the Corporation, to the payment in cash of the difference between the then market price of the Subordinate Voting Shares of the Corporation and the threshold price of the units.

An aggregate of 15,430,000 units have been issued to option holders at an average threshold price of US$1.50 or Cdn$2.38 per unit. For each option granted in the future under the Employees Stock Option Plan to a holder of unit, one unit held by such holder will be cancelled. Following the grant of 15,430,000 units, no additional units are expected to be granted under the Performance Unit Plan.

Compensation Plan Control and Review

The HR Committee is responsible for ensuring that executive compensation conforms to the Corporation's total compensation policy. The Corporation's relative position in terms of compensation levels, including the proper balance between cash and incentive compensation, is determined regularly through studies performed by independent consulting firms using a selected reference market of comparable companies. Internal pay equity studies are a key factor to complete the process and provide necessary adjustments where required.

Conclusion

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is "at risk" and linked to corporate, business unit and individual performance, and particularly to stock performance and long-term value creation. The HR Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend, by exception, employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Reported by the HR Committee as of March 5, 2002:

Jacques A. Drouin, Chairman
C. Kent Jespersen
Pierre MacDonald

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Subordinate Voting Shares, the cumulative total return of the TSE 300 Stock Index and the cumulative total return of the Nasdaq for the period commencing May 9, 1997, and ending December 31, 2001.



The Corporation's Stock Performance
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INDEBTEDNESS OF DIRECTORS AND OFFICERS

The Corporation made no loans to its directors and officers during the financial year ended December 31, 2001 and no loan was outstanding as of that date.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The annual premium, amounting to approximately US$751,366 in 2001, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$100 million for the financial year ended December 31, 2001. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$250,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

APPOINTMENT AND REMUNERATION OF AUDITORS

Ernst & Young have been the Auditors of the Corporation since May 9, 1997.

Management, upon the advice of the Audit Committee, recommends that Ernst & Young be appointed as Auditors of the Corporation and that the Board of Directors be authorized to fix their remuneration.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

During the financial year ended December 31, 2001, the Corporation and its subsidiaries or affiliates did not enter into any transaction with an insider of the Corporation, any proposed nominee as a director or any associate or affiliate of any such insider or proposed nominee, which has materially affected, or any proposed transaction that could materially affect, the Corporation or any of its subsidiaries, except for transactions entered into under the following agreements:

- An agreement between the Corporation and Telesystem Ltd. for an amount of approximately Cdn$703,794.39 paid by the Corporation to Telesystem Ltd. for services rendered to the Corporation during the Corporation's financial year ended December 31, 2001. A portion of this amount represents services rendered to the Corporation by service providers other than Telesystem Ltd. but charged to the Corporation through Telesystem Ltd.;

- An agreement entered into between the Corporation and Telesystem Ltd. pursuant to which nominees for the position of President and Chief Executive Officer of the Corporation are selected by Telesystem Ltd. for recommendation to and approval by the Board of Directors of the Corporation;

- A credit agreement between the Corporation and two of its wholly-owned subsidiaries, and a group of lenders, including Caisse de dépôt et placement du Québec and an affiliate of J.P. Morgan Partners, LLC. As of March 5, 2002, the amount available under this facility was US$75 million, which was fully drawn.

- An agreement among the Corporation, certain affiliates of J.P. Morgan Partners, LLC, U.F. Investments (Barbados) Ltd., Capital Communications CDPQ Inc. and Telesystem Ltd. (together, the "Major Shareholders") providing, among other things, for (i) the subscription of up to US$90 million in special warrants and US$15 million in purchase warrants of the Corporation, (ii) the commitment of each Major Shareholder to tender all Units and 7.00% Equity Subordinated Debentures of the Corporation held by it under the offers made by the Corporation to repurchase such securities, (ii) the conversion of all outstanding 7.75% Convertible Debentures of the Corporation into Subordinate Voting Shares of the Corporation, and (iii) the conversion of all outstanding Multiple Voting Shares of the Corporation into Subordinate Voting Shares of the Corporation;

- An agreement among the Corporation and the Major Shareholders providing for proportionate representation rights, including in favour of minority shareholders, on the Board of Directors of the Corporation and setting out certain principles of corporate governance.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Background

The Board of Directors considers good corporate governance to be important to the effective operations of the Corporation. The Board of Directors formed, at its meeting of June 16, 1997, a Nominating and Corporate Governance Committee. Among other things, this Committee provides guidance and recommendations regarding the compliance of the Corporation's practices with the Guidelines adopted by The Toronto Stock Exchange (the "Guidelines") and oversees disclosure obligations related thereto. During the financial year ended December 31, 2001, the Nominating and Corporate Governance Committee was composed of four outside directors, all of whom were unrelated directors. Members of the Nominating and Corporate Governance Committee were J. Brian Aune, Diana Lady Dougan, C. Kent Jespersen and Pierre MacDonald. On March 5, 2002, all seats on the Nominating and Corporate Governance Committee were vacated. The Board of Directors will assume the responsibilities of the Nominating and Corporate Governance Committee relating to the Corporation's corporate governance approach until further appointments are made on such committee.

In connection with the implementation of its equity recapitalization plan, the Corporation entered into an agreement with the Major Shareholders providing for proportionate representation rights, including in favour of minority shareholders, on the Board of Directors and setting out certain principles of corporate governance (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, the Corporation agreed to reduce the size of its Board of Directors to eight members and allow Major Shareholders to present for appointment between one and two nominees on the Board of Directors, depending on their level of equity interest in the Corporation. Any candidate, other than those nominees of the Major Shareholders, appointed to bring the number of directors to eight, are required by the Investor Rights Agreement to be independent of the management of the Corporation and of the Major Shareholders. In addition, the Investor Rights Agreement requires that certain major decisions be approved by no less than two-thirds or, in certain cases, three-quarters of the votes cast by the directors present and eligible to cast votes at a duly constituted meeting of the Board of Directors. The decisions requiring the approval of two-thirds of the votes include, among other things, (i) security issuances, (ii) debt incurrence or pledging of assets, (iii) creation of subsidiaries and (iv) execution of any contract with a related party for an amount in excess of Cdn$200,000. The decisions requiring the approval of three-quarters of the votes include, among other things, (i) business plan approval or amendment, (ii) repurchase of debt,

(iii) investment, acquisition, capital expenditure or development projects and (iv) termination of employment or hiring of executive officers.

Under the Investor Rights Agreement, each Major Shareholder agreed to vote in favor of the nominees put forward for election on the Board of Directors by the other Major Shareholders. The nominees of the Major Shareholders proposed for election as directors at the Meeting are: Daniel Cyr, Martin Fafard, Michael R. Hannon, Eva Lee Kwok, Jonathan Charles C. Meggs and Charles Sirois.

The following disclosure sets out the Corporation's corporate governance practices which conform with the Guidelines unless specifically noted otherwise.

Role and Responsibilities of the Board

The Board of Directors oversees the conduct and supervises the management of the business and affairs of the Corporation pursuant to the powers vested in it by the *Canada Business Corporations Act* and in accordance with the requirements of the *Canada Business Corporations Act*. The Board of Directors holds regular meetings to consider particular issues or conduct specific reviews whenever deemed appropriate.

Before the start of every financial year, the Board of Directors receives and approves an annual budget and corporate strategic objectives submitted by the President and Chief Executive Officer.

In addition to those matters requiring the Board of Directors' approval pursuant to law or the Corporation's articles and by-laws, the Board of Directors decides on significant matters such as those provided for in the Investor Rights Agreement.

Composition of the Board

The Board of Directors is currently comprised of eight directors and believes that its size enables it to conduct its meetings and take decisions effectively and efficiently. All directors are "unrelated directors" defined in the Guidelines as directors who are independent of Management and free from any interest and any business or other relationship, other than interests and relationships arising from shareholding, which would, or could reasonably, be perceived to materially interfere with the director's ability to act in view of the Corporation's best interest. The Corporation has no shareholder with the ability to exercise a majority of the votes for the election of the directors.

Committees

The Audit Committee reviews the Corporation's annual and interim financial statements before they are approved by the Board of Directors, oversees Management reporting on internal audits and controls and reviews the Corporation's accounting systems and external audit plan. It is comprised of four outside directors, all of whom are unrelated. The Audit Committee also has direct communication channels with internal and external auditors to discuss and review specific issues as required. Members of the Audit Committee are currently Daniel Cyr, Martin Fafard, Michael R. Hannon and C. Kent Jespersen. Composition of the Committee is subject to modification following the Meeting.

The mandate of the Human Resources and Compensation Committee is described above under the heading "Report On Executive Compensation by the Human Resources and Compensation Committee." The Human Resources and Compensation Committee is composed of four outside directors, all of whom are unrelated. Members of the Human Resources Committee are currently Jacques A. Drouin, Eva Lee Kwok, Jonathan Charles C. Meggs and Charles Sirois. Composition of the Committee is subject to modification following the Meeting.

The mandate of the Nominating and Corporate Governance Committee is to develop and monitor the Board of Directors' approach to corporate governance, to annually recommend the members proposed for election to the Board of Directors as well as the membership and chairs of the Committees of the Board of Directors, to develop a process to periodically review the functioning of the Board of Directors and conduct a periodic review of the powers, mandates and performance of Committees. The Human Resources and Compensation Committee will assume all responsibilities of the Nominating and Corporate Governance Committee, other than monitoring the Corporation's corporate governance approach, which will be assumed by the Board of Directors, until appointments are made on such committee.

Measures for Receiving Shareholders' Feedback and Dealing with their Concerns

In addition to its required public filings, the Corporation regularly communicates with its shareholders and the investment community by means of its quarterly and annual reports as well as press releases issued as appropriate from time to time. Annual meetings allow shareholders to ask questions directly to the President and Chief Executive Officer as well as to other senior executive officers.

The Board of Directors' Expectations of Management

The Board of Directors expects Management to meet the following basic objectives: (i) report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally, and on any specific matters that it considers of significant material consequence for the Corporation and its shareholders; (ii) take timely action and make all appropriate decisions required by the Corporation's activities in accordance with all applicable requirements or obligations and within the framework of the corporate policies in effect, with a view to enhancing shareholder value; (iii)

conduct a comprehensive annual budget process and monitor closely the Corporation's financial performance in conjunction with the annual budget approved by the Board of Directors; and (iv) review on an on-going basis the Corporation's strategies and their implementation taking into account changes to the Corporation's business environment.

AMENDMENTS TO THE EMPLOYEES STOCK OPTION PLAN

On November 15, 2001 and March 5, 2002, the Board of Directors of the Corporation, on the recommendation of the HR Committee, approved certain amendments to the Employees Stock Option Plan. These amendments were considered necessary or desirable in light of the recent implementation by the Corporation of its equity recapitalization plan, to ensure that eligible participants receive the compensation value and performance incentive intended by the current Employees Stock Option Plan. The Corporation's equity recapitalization plan, completed in the first quarter of 2002, resulted in a substantial increase in the number of outstanding shares comprising the Corporation's share capital and in a different shareholders' base. The amendments to the Employees Stock Option Plan reflect such larger market capitalization and align the objectives of the plan with those of the Corporation's stakeholders.

The principal amendment to the Employees Stock Option Plan approved by the Board of Directors is the increase in the number of Subordinate Voting Shares that may be subject to options under the amended plan to 45,000,000 Subordinate Voting Shares, representing, together with all other stock incentive plans of the Corporation, less than 10 % of the outstanding share capital of the Corporation as of March 14, 2002. The other substantive amendments to the Employees Stock Option Plan are summarized as follows: (i) eligible participants under the plan will now include directors of the Corporation; (ii) the term of the options will now be five years rather than seven years; (iii) options granted under the plan to employees, officers and consultants will now be exercisable after the first anniversary of the date of grant as to 33 ⅓% of the optioned shares, after the second anniversary as to an additional 33 ⅓% and after the third anniversary as to the remaining 33 ⅓% of the optioned shares and will remain exercisable as to 100% upon a change of control of the Corporation; (iv) options granted under the plan to directors will be exercisable after the first anniversary of the date of grant as to 100% of the optioned shares; (v) the "change of control" definition of the plan, which is used for purposes of determining when an option is exercisable, will be amended to reflect the shareholding in the Corporation resulting from its equity recapitalization plan; (vi) the maximum number of shares that may be reserved for issuance to any one eligible participant pursuant to options will now be 3% rather than 2% of the number of outstanding voting shares of the Corporation; and (vii) the plan will now provide that if an option holder's employment or office with the Corporation is terminated within 18 months of a change of control of the Corporation, his or her options will be exercisable during a period of 12 months following such termination.

The Employees Stock Option Plan was initially established on April 30, 1997 with 1,200,000 Subordinate Voting Shares issuable thereunder. Since its inception, an aggregate of 41,157 Subordinate Voting Shares were issued pursuant to the exercise of options, leaving 1,158,843 Subordinate Voting Shares currently available for issue under the plan. Prior to the Board of Directors approving the amendments to the Employees Stock Option Plan, options to purchase an aggregate of 457,883 Subordinate Voting Shares were outstanding, leaving options to purchase up to 700,960 Subordinate Voting Shares available for future grants.

On November 15, 2001 and March 5, 2002, the Board of Directors approved an increase in the number of Subordinate Voting Shares under the Employees Stock Option Plan in the amount of 43,841,157. This increased the number of Subordinate Voting Shares available to be issued under the plan to 45,000,000 Subordinate Voting Shares and also increased the number of options to purchase Subordinate Voting Shares available for future grants to 44,542,117.

On November 15, 2001, an aggregate of 31,197,000 options were conditionally granted to officers and employees and 241,600 options to directors under the amended Employees Stock Option Plan, subject to the approval of the amendments to the Employees Stock Option Plan by shareholders at the Meeting.

The amendments to the Employees Stock Option Plan have received the necessary conditional approval of The Toronto Stock Exchange, subject to the approval of a majority of the votes exercised by shareholders of the Corporation at the Meeting. If approved by shareholders at the Meeting, the amended Employees Stock Option Plan will become effective as of November 15, 2001.

The Board of Directors recommends that the shareholders vote "For" the adoption of a resolution to approve the amendments to the Employees Stock Option Plan. A copy of the resolution is appended hereto as Schedule "A" to this Management Proxy Circular. In order to adopt the resolution, at least a majority of the votes cast by holders of Subordinate Voting Shares, present in person or by proxy, must be voted in favour of the resolution. Unless specified in the enclosed form of proxy that Subordinate Voting Shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "For" this resolution.

SCHEDULE A

RESOLUTION OF SHAREHOLDERS

AMENDMENT OF EMPLOYEES STOCK OPTION PLAN

IT IS HEREBY RESOLVED as an ordinary resolution of the Corporation that:

1. the Employees Stock Option Plan of the Corporation be amended to increase the number of Subordinate Voting Shares issuable thereunder by 43,841,157 to 45,000,000 Subordinate Voting Shares;

2. the Employees Stock Option Plan of the Corporation be further amended to provide, among other things, that (i) eligible participants under the plan will include directors of the Corporation; (ii) the term of the options will be five years; (iii) options granted under the plan to employees, officers and consultants will be exercisable after the first anniversary of the date of grant as to 33 ⅓% of the optioned shares, after the second anniversary as to an additional 33 ⅓% and after the third anniversary as to the remaining 33 ⅓% of the optioned shares and will remain exercisable as to 100% upon a change of control of the Corporation; (iv) options granted under the plan to directors will be exercisable after the first anniversary of the date of grant as to 100% of the optioned shares; (v) the "change of control" definition of the plan, which is used for purposes of determining when an option is exercisable, will be amended to reflect the shareholding in the Corporation resulting from its equity recapitalization plan; (vi) the maximum number of shares that may be reserved for issuance to any one eligible participant pursuant to options will be 3% rather than 2% of the number of outstanding voting shares of the Corporation; and (vii) if an option holder's employment or office with the Corporation is terminated within 18 months of a change of control of the Corporation, his or her options will be exercisable during a period of 12 months following such termination;

3. any officer of the Corporation be and is hereby authorized to take all such actions and execute and deliver all such documents as such officer may consider necessary or desirable to give effect to this ordinary resolution.

RE-DESIGNATION OF SUBORDINATE VOTING SHARES

In connection with the Corporation's equity recapitalization plan, all outstanding Multiple Voting Shares of the Corporation were converted on February 5, 2002 into Subordinate Voting Shares. As a result, the Subordinate Voting Shares are the only class of voting shares of the Corporation currently outstanding. The Board of Directors considers appropriate, under these circumstances, to eliminate the Multiple Voting Shares of the Corporation from its authorized share capital and to re-designate the Subordinate Voting Shares as Common Shares in order to avoid any confusion as to the actual nature of, and voting power represented by, such Subordinate Voting Shares.

The Board of Directors recommends that the shareholders vote "For" the adoption of a special resolution to approve the amendment to the Corporation's Articles of Incorporation to eliminate the Multiple Voting Shares of the Corporation from its authorized share capital and to re-designate the Subordinate Voting Shares as Common Shares. A copy of the special resolution is appended hereto as Schedule "B" to this Management Proxy Circular. **In order to adopt the special resolution, at least two-thirds of the votes cast by holders of Subordinate Voting Shares, present in person or by proxy, must be voted in favour of the special resolution. Unless specified in the enclosed form of proxy that Subordinate Voting Shares represented by the form of proxy shall be voted against this special resolution, the persons designated in the enclosed form of proxy intend to vote "For" this special resolution.**

If the special resolution is duly passed at the Meeting, management intends to file the Articles of Amendment with the Director under the *Canada Business Corporations Act* to give effect to the changes described herein. The special resolution permits the Board of Directors to revoke the special resolution in whole or in part without further approval by the shareholders at any time prior to effecting the filing of the Articles of Amendment, if in their discretion, it is deemed desirable to do so. If the special resolution amending the Articles of Incorporation does not receive the requisite approval, the Articles will remain unchanged.

Upon filing of the Articles of Amendment, the Subordinate Voting Shares will be re-designated as Common Shares as set out above. In accordance with the rules of The Toronto Stock Exchange, a new CUSIP number will be assigned to the Common Shares. The Corporation will not be issuing new share certificates evidencing the Common Shares in replacement of share certificates evidencing Subordinate Voting Shares. After the Articles of Amendment become effective, certificates evidencing Subordinate Voting Shares will be deemed to represent Common Shares of the Corporation.

The Toronto Stock Exchange has approved the re-designation of the Subordinate Voting Shares as Common Shares subject to the Corporation complying with certain customary requirements, including filing of required documentation with the exchange following the Meeting. It is expected that the re-designation of the Subordinate Voting Shares as Common Shares will become effective for trading purposes on The Toronto Stock Exchange approximately three business days following the Meeting.

ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 1000 de La Gauchetière Street West, 16th floor, Montréal, Québec, Canada, H3B 4W5:

(a) one copy of the Form 20-F of the Corporation filed with the Securities and Exchange Commission (the "SEC") in the United States pursuant to the *Securities Exchange Act of 1934*, and with securities commissions or similar authorities in Canada;

(b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(c) one copy of this Management Proxy Circular

The Form 20-F will be available from the date of its filing with the SEC and securities commissions or similar authorities in Canada.

DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Montréal, Québec, Canada, this 14 day of March 2002.

(signed) Margriet Zwarts
Secretary

TELESYSTEM INTERNATIONAL WIRELESS INC.
1000 de La Gauchetière Street West, 16th floor
Montréal, Québec, Canada, H3B 4W5

SCHEDULE B

SPECIAL RESOLUTION OF SHAREHOLDERS

AMENDMENT OF ARTICLES OF INCORPORATION

IT IS HEREBY RESOLVED as a special resolution of the Corporation that:

4. the Articles of Incorporation of the Corporation be amended to eliminate the Multiple Voting Shares of the Corporation from its authorized share capital and to re-designate the Subordinate Voting Shares of the Corporation as Common Shares, substantially as provided in the draft Articles of Amendment attached hereto;

5. any officer of the Corporation be and is hereby authorized to take all such actions and execute and deliver all such documents to give effect to this special resolution including, without limitation, to file the Articles of Amendment with the Director under the *Canada Business Corporations Act* and to obtain a Certificate of Amendment in accordance with the Act;

6. notwithstanding the foregoing provisions, the Board of Directors be and is hereby authorized to revoke the special resolution in whole or in part without further approval by the shareholders at any time prior to effecting the filing of the Articles of Amendment.

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 4 — FORMULE 4
ARTICLES OF AMENDMENT (SECTION 27 OR 177) — CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

1 -- Name of the Corporation - Dénomination sociale de la société	2 -- Corporation No. - N° de la société
Telesystem International Wireless Inc. / Télésystème Mobiles International Inc.	329350-5

3 -- The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

Schedule 1 to the Articles of Amendment dated May 1, 1997 containing a description of the share capital of the Corporation is hereby amended as follows:

The preamble of Schedule 1 is deleted and replaced with the following text:

"The Corporation is authorized to issue an unlimited number of preferred shares (hereinafter called the "Preferred Shares") and an unlimited number of common shares (hereinafter called the "Common Shares")."

Article 1 of Schedule 1 is deleted and replaced with the following text:

"1. The Common Shares carry the following rights, privileges, conditions and restrictions:

1.1 Dividends

Each Common Share shall, subject to the rights of the holders of any Preferred Shares, be entitled to receive such dividends as the Board of Directors of the Corporation may declare, whether in cash, in specie or otherwise.

1.2 Subdivision or Consolidation

In the event of a subdivision or consolidation of the Common Shares, the rights, privileges, conditions and restrictions then attached to the Common Shares shall thereafter apply to the Common Shares as subdivided or consolidated.

1.3 Liquidation

In the event of the liquidation or dissolution of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of Common Shares shall be entitled, subject to the rights of the holders of any Preferred Shares, to participate equally share for share, in the remaining property and assets of the Corporation available for distribution to its shareholders, without preference or distinction.

1.4 Voting

The holders of Common Shares shall be entitled to receive notice of any meeting of shareholders of the Corporation and to attend and vote thereat on all matters to be voted on by the shareholders of the Corporation, except a meeting where only the holders of shares of a particular class or of a particular series are entitled to vote separately pursuant to the *Canada Business Corporations Act* or the Articles of the Corporations; the Common Shares shall carry one (1) vote per share at any such meeting where the vote of the holders of Common Shares is sought."

Section 2.2 of Schedule 1 is amended by deleting the reference to "Subordinate Voting Shares and Multiple Voting Shares" and replacing it with "Common Shares".

The Articles of Amendment dated March 6, 2002 containing a description of the Series 1 Preferred Shares of the Corporation are hereby amended as follows:

Sections 1.2 and 1.7 are amended by deleting the references to "Subordinate Voting Shares and Multiple Voting Shares" and replacing them with "Common Shares".

Sections 1.3, 1.4, 1.5 and 1.6 are amended by deleting the references to "Subordinate Voting Shares" or "Subordinate Voting Share" and replacing them with "Common Shares" or "Common Share", respectively.

Section 1.8 is amended by deleting the reference to "Subordinate Voting Shares or Multiple Voting Shares" and replacing it with "Common Shares".

Date	Signature	4 - Capacity of - En qualité de
May 17, 2002		Authorized officer
For Departmental Use Only À l'usage du ministère seulement Filed ▶ Déposée	Printed Name - Nom en lettres moulées Margriet Zwarts	Canada

IC 3069 (2001/11)

TELESYSTEM INTERNATIONAL WIRELESS INC.

MANAGEMENT PROXY OF THE CORPORATION
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

THE UNDERSIGNED SHAREHOLDER OF TELESYSTEM INTERNATIONAL WIRELESS INC. HEREBY APPOINTS (CHECK (A) OR (B))

☐ (A) CHARLES SIROIS of Montréal, Québec, or failing him, BRUNO DUCHARME, of Westmount, Québec

☐ (B) ______________________________ OF ______________________________

(NAME) (ADDRESS)

AS THE PROXY OF THE UNDERSIGNED TO ATTEND, ACT AND VOTE FOR AND ON BEHALF OF THE UNDERSIGNED AT **the Annual and Special Meeting of the Shareholders of the Corporation, to be held at the Marriott Château Champlain, 1 Place du Canada, Montréal, Québec, on Friday, May 17, 2002, at 1:30 p.m. and at any and all adjournments thereof.**

The shares represented by this proxy will be voted pursuant to the instructions given below. All of the shares represented by this proxy will be voted for, against or will be the subject of an abstention, as specified by the shareholder. However, if no instructions are given, this proxy will be voted FOR the proposal set out herein.

	(MARK WITH AN X)	
TO ELECT DANIEL CYR, JACQUES A. DROUIN, MARTIN FAFARD, MICHAEL R. HANNON, C. KENT JESPERSEN, EVA LEE KWOK, JONATHAN CHARLES C. MEGGS AND CHARLES SIROIS AS DIRECTORS OF THE CORPORATION	FOR ABSTENTION	☐ ☐
TO APPOINT ERNST & YOUNG AS AUDITORS AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION	FOR ABSTENTION	☐ ☐
TO ADOPT A RESOLUTION APPROVING AN INCREASE IN THE NUMBER OF SUBORDINATE VOTING SHARES ISSUABLE UNDER THE EMPLOYEES STOCK OPTION PLAN AND OTHER AMENDMENTS THERETO, THE FULL TEXT OF WHICH IS SET OUT IN SCHEDULE "A" TO THE MANAGEMENT PROXY CIRCULAR	FOR AGAINST	☐ ☐
TO ADOPT A SPECIAL RESOLUTION APPROVING AN AMENDMENT TO THE ARTICLES OF INCORPORATION OF THE CORPORATION TO ELIMINATE THE MULTIPLE VOTING SHARES OF THE CORPORATION FROM ITS AUTHORIZED SHARE CAPITAL AND TO RE-DESIGNATE THE SUBORDINATE VOTING SHARES OF THE CORPORATION AS COMMON SHARES, THE FULL TEXT OF WHICH IS SET OUT IN SCHEDULE "B" TO THE MANAGEMENT PROXY CIRCULAR	FOR AGAINST	☐ ☐

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO ANY AMENDMENTS OR VARIATION TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. MANAGEMENT IS NOT AWARE OF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO BE PRESENTED AT THE MEETING.

DATED this ______ day of ______ 2002

*** A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR AND ON BEHALF OF HIM/HER AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OTHER THAN THE PERSONS DESIGNATED IN (A) ABOVE AND MAY DO SO BY CHECKING (B) ABOVE AND INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED.**

____
SIGNATURE OF SHAREHOLDER

This proxy must be executed by the shareholder or his/her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or attorney thereof. Remember to date and sign this proxy. If the proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR.

(FRANÇAIS AU VERSO)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

Name: Margriet Zwarts
Title: General Counsel and Secretary

Date: May 9, 2002

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